      As filed with the Securities and Exchange Commission on July 9, 2002



                                                      Registration No. 333-76436
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO 6


                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                             STEINER LEISURE LIMITED
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)





                                                          Suite 104A
                                                        SAFFREY SQUARE
                                                       NASSAU, THE BAHAMAS
 COMMONWEALTH OF THE BAHAMAS                             (242) 356-0006                                  98-0164731
-------------------------------           ----------------------------------------------     --------------------------------------
 (State or other jurisdiction                    (Address, including zip code, and           (I.R.S. Employer Identification No.)
     of incorporation or                        telephone number, including area code,
        organization)                     of registrant's principal executive offices)


                               LEONARD I. FLUXMAN
                      C/O STEINER MANAGEMENT SERVICES, LLC
                       770 SOUTH DIXIE HIGHWAY, SUITE 200
                             CORAL GABLES, FL 33146
                                 (305) 358-9002
            ----------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all communications to:




                    BRUCE JORDAN, ESQ.                                        ROBERT C. BOEHM, ESQ.
         SENIOR VICE PRESIDENT AND GENERAL COUNSEL                      AKERMAN, SENTERFITT & EIDSON, P.A.
           C/O STEINER MANAGEMENT SERVICES, LLC                         ONE S.E. THIRD AVENUE, 28TH FLOOR
            770 SOUTH DIXIE HIGHWAY, SUITE 200                              MIAMI, FLORIDA 33131-1714
                  CORAL GABLES, FL 33146                                      PHONE: (305) 374-5600
                      (305) 358-9002                                           FAX: (305) 374-5095


                            -------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


===============================================================================

                    SUBJECT TO COMPLETION DATED JULY 9, 2002


                                   PROSPECTUS

                                 400,626 SHARES

                             STEINER LEISURE LIMITED

                                  COMMON SHARES

                          ----------------------------


STEINER LEISURE LIMITED IS A WORLDWIDE PROVIDER OF SPA SERVICES. WE ALSO OFFER PREMIUM PRICED SKIN CARE AND OTHER BEAUTY PRODUCTS TO CUSTOMERS AT OUR FACILITIES AND AT OTHER SPAS.

         The selling shareholders identified in the table on page 30 of this prospectus are offering all of the shares. We will not receive any proceeds from the sale of the shares.


         Our common shares trade on the Nasdaq National Market under the symbol "STNR." On July __, 2002, the closing sale price of our common shares on Nasdaq was $XX.00 per share.


                             ----------------------


INVESTING IN OUR COMMON SHARES INVOLVES RISKS WHICH WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this prospectus is __________, 2002

                                TABLE OF CONTENTS




Cautionary Statement Regarding Forward-Looking Statements................. 1
Where you can find more Information....................................... 3
Certain Information about this Prospectus................................. 3
The Company............................................................... 4
Risk Factors.............................................................. 4
Our Business.............................................................. 15
Use of Proceeds........................................................... 28
Selling Shareholders...................................................... 28
Plan of Distribution...................................................... 29
Legal Matters............................................................. 30
Experts................................................................... 30
Unaudited Pro Forma Combined Financial Statements......................... F-1


         You should rely only on the information contained in and incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer by any of the selling shareholders to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in and incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have change since that date.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         From time to time, including in this prospectus and in the documents incorporated into this prospectus by reference, Steiner Leisure may publish "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views about future events and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results to differ materially from those expressed or implied by such forward-looking statements.

Such forward-looking statements include statements regarding:


      o our proposed activities pursuant to agreements with cruise lines or land-based operators;

      o  our future land-based activities;

      o  scheduled introductions of new ships by cruise lines;

      o  our ability to generate sufficient cash flow from operations;

      o  the extent of the taxability of our income;

      o  the affects of acquisitions and new projects;

      o  our market sensitive financial instruments; and

      o  our future financial results.


Factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements include the following:

      o our dependence on cruise line concession agreements of specified terms that are, in some cases, terminable by cruise lines with limited or no advance notice under certain circumstances;

      o our dependence on the cruise industry and the resort industry and our being subject to the risks of those industries, including operation of facilities in countries with histories of economic and/or political instability;

      o economic downturns that could reduce the number of customers on cruise ships and at resorts and that could otherwise reduce consumer demand for our products and services and the continuing effect on the economy in general and the travel and leisure segment in particular of the events of September 11, 2001;

      o  our dependence on a limited number of cruise companies;

      o our obligation to make minimum payments to certain cruise lines and, possibly, to lessors of land-based spas that we may operate in the future, irrespective of the revenues received by us from customers;

      o increase in payments accompanying renewals of, or new cruise line agreements and land-based spa agreements;

      o our dependence on the continued viability of the cruise lines we serve and the resorts where we operate our land-based spas;

      o  delays in new ship introductions;

      o our dependence for success on our ability to recruit and retain qualified personnel;

      o  our dependence on a single product manufacturer;

      o changes in the taxation of our Bahamas subsidiaries and increased amounts of our income being subject to taxation;

      o changing competitive conditions, including increased competition from providers of shipboard spa services;

      o our limited experience in land-based operations including with respect to the integration of acquired businesses;

      o uncertainties beyond our control that could effect our ability to timely and cost-effectively construct land-based spa facilities;

      o changes in laws and government regulations applicable to us and the cruise industry;

      o product liability or other claims against us by customers of our products or services;

      o  restrictions on us as

      o  a result of our credit facility;

      o  our possible need to seek additional financing;

      o  our owning less than 100% of the Mandara companies; and

      o possible delays in financing resulting from our use of Arthur Andersen to audit our financial statements.


         You should read carefully the risk factors included in this prospectus and in any document incorporated by reference into this prospectus. We assume no duty to update any forward-looking statements contained in this prospectus or in any document incorporated by reference into this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read, at no charge, and copy, at prescribed rates, any of the information we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

         We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

                    CERTAIN INFORMATION ABOUT THIS PROSPECTUS

         We have filed a registration statement on Form S-3 with the SEC covering the common shares being offered by means of this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement. For further information about us and our common shares, you should refer to our registration statement and its exhibits.

         This prospectus summarizes material provisions of contracts and other documents. Since the prospectus may not contain all the information that you may find important, you should review the full text of those documents.

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we may later file with the SEC will automatically update and supersede the information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC under the Exchange Act, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of securities covered by this prospectus is completed. These documents contain important information about us and our financial condition.

         o  Our Annual Report on Form 10-K/A for the year ended December 31,
            2001.

         o Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

         o Our Current Reports on Form 8-K filed on July 18, 2001, July 27, 2001, September 17, 2001, September 25, 2001, March 26, 2002 and
            June 6, 2002.

         o The description of our common shares contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating the description.

         We will provide a copy of the information we incorporate by reference, at no cost, to each person, including any beneficial owner of our common shares, to whom this prospectus is delivered. To request a copy of any or all of this information, you should contact us at the following address and telephone number:

                              Carl St. Philip, Jr.
                               Corporate Secretary
                             Steiner Leisure Limited
                      c/o Steiner Management Services, LLC
                             770 South Dixie Highway
                           Coral Gables, Florida 33146
                            Telephone: (305) 358-9002

                                   THE COMPANY

         Steiner Leisure Limited (including its subsidiaries and predecessors, "Steiner Leisure," "we," "us," or "our") is a worldwide provider of spa services. At our facilities, we strive to create a relaxing and therapeutic environment where customers can receive facial and body treatments of the highest quality. Steiner Leisure also develops and markets premium quality beauty products which are sold at our facilities and third party retail outlets. Our cruise line and land-based resort customers include Carnival Cruise Line, Celebrity Cruises, Disney Cruises, Hilton, Holland America Line, Marriott, Norwegian Cruise Line, Park Place Entertainment, Princess Cruises, Royal Caribbean Cruise Line and Sun International. As of March 1, 2002, we served 104 cruise ships representing 23 cruise lines, and operated 50 resort spas and 19 day spas. Our maritime services are provided under agreements with cruise lines with terms which range in duration from one to six years. Our land-based services are provided under leases with resort operators and other lessors and have terms ranging from five to 15 years. Our principal executive office is located at Suite 104A, Saffrey Square, Nassau, The Bahamas, and our telephone number there is (242) 356-0006. Our administrative offices are located in Steiner Management Services, LLC's offices at 770 South Dixie Highway, Coral Gables, FL 33146. The telephone number there is (305) 358-9002. Our website can be found at www.steinerleisure.com.

                                  RISK FACTORS

WE DEPEND ON OUR AGREEMENTS WITH CRUISE LINES AND RESORTS, IF THESE AGREEMENTS TERMINATE, OUR BUSINESS WOULD BE HARMED

         Our revenues are generated principally on cruise ships. Under our agreements with cruise lines, we provide services and products paid for by cruise passengers. The cruise line agreements have specific terms, ranging from one to six years with an average remaining term per ship, as of March 1, 2002, of approximately three years. As of that date, cruise line agreements that expire within one year, covered 12 of the 104 ships served by us. These 12 ships accounted for approximately 6.2% of our 2001 revenues. We cannot assure you that any of these agreements will be renewed after their expiration date or that any renewal will be on similar terms.
 Also, we cannot assure you that upon renewal, these agreements will not cause reductions in our margins. These agreements provide for termination by the cruise lines with limited or no advance notice under certain circumstances, including, among other things, failure of a cruise line to meet a specified passenger occupancy rate, the withdrawal of a vessel from the cruise trade, the sale or lease of a vessel or our failure to achieve specified passenger service standards. As of March 1, 2002, an agreement for two ships provided for termination for any reason by the cruise line on six months' notice, agreements for three ships provided for termination for any reason by the cruise line on 90 days' notice and we are operating on two ships without a written agreement. These seven ships accounted for 5.4% of our revenues for 2001. Our cruise line agreements may, therefore, be terminated prior to their specified termination dates. Termination of significant cruise lines agreements, or a series of other cruise line agreements, either upon completion of its term or prior thereto, could have a material adverse effect on our business, results of operations and, financial condition. Some of our land-based agreements also provide for termination with limited advance notice under certain circumstances, including a failure to meet specified performance standards. In addition, negotiations with cruise lines or land-based spa lessors may result in agreements which may not be as beneficial to us as anticipated, or non-renewals of agreements.

WE DEPEND ON THE CRUISE INDUSTRY AND THEIR RISKS ARE RISKS TO US

         Our revenues are generated principally from cruise ship passengers. Therefore, the ability of the cruise industry to attract passengers is critical to our results of operations and financial condition. According to Cruise Lines Industry Association, the passenger volume of cruises marketed primarily to North American consumers increased from approximately 2.2 million passengers in 1985 to approximately 6.9 million in 2001. However, the cruise industry may not continue to grow or may decrease in size in the future. A decrease in passenger volume could have a material adverse effect on our business, results of operations and financial condition.

         The cruise industry is subject to significant risks that could effect our results of operations. Accidents and other incidents involving cruise ships, environmental violations by cruise lines, restricted access to cruise ships to environmentally sensitive regions and possible increases in fuel costs could materially adversely offset the cruise industry. In addition, industry analysts have expressed concern regarding potential over-capacity of ships operated by the cruise lines. Such over-capacity could adversely effect the cruise industry.

         The cruise lines operate in waters and call on ports throughout the world, including geographic regions that from time to time experience political and civil unrest and armed hostilities. Historically, such events have adversely effected demand for cruise vacations. Severe weather conditions, both at sea and at ports of embarkation, publicized operational difficulties or outbreaks of disease on cruise ships also could adversely effect the cruise industry. The cruise industry also relies to a significant extent on airlines to transport passengers to ports of embarkation. Terrorist attacks, such as those of September 11, may cause prospective travelers to cancel their plans, including plans for cruise vacations. In addition, any strikes or other disruptions of airline service, including of the type that followed the terrorist attacks of September 11, 2001, could adversely effect the ability of cruise passengers to reach their ports of embarkation.

         Cruise lines compete for consumer disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sightseeing vacations. In addition, public demand for vacation activities is influenced by general economic conditions. A majority of cruise passengers we serve reside in North America. Periods of general economic recession, particularly in North America, could have a material adverse effect on the cruise industry and could also have a material adverse effect on our business, results of operations and financial condition.

THE AFTERMATH OF THE SEPTEMBER 11, 2001 ATTACKS MAY ADVERSELY IMPACT OUR FINANCIAL RESULTS AND GROWTH

         Both the Company and the leisure industry in general have been adversely affected in the aftermath of the September 11 terrorist attacks on New York and Washington. Domestic and international leisure travel and resort occupancy, which already had been adversely affected by the recent economic downturn in the United States and internationally, have decreased further and are likely to remain depressed over the near term as potential travelers reduce or avoid discretionary air and other travel in light of the increased safety concerns and anticipated travel delays. The attacks also have decreased consumer confidence, and a resulting further decline in the U.S. and global economies could further reduce travel. At present, it is not possible to predict either the severity or duration of such declines, but weaker cruise industry and resort hotel performance could have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON CERTAIN CRUISE COMPANIES, AND THE LOSS OF ONE OR TWO SIGNIFICANT CRUISE LINE CUSTOMERS COULD HARM US

         As a result of the consolidation of the cruise industry, the number of independent cruise companies has decreased in the past few years. In the second half of 2000, Premier and Commodore Cruise Lines ceased to operate. In September 2001, Renaissance Cruise Line ceased its operations. Industry analysts believe that further consolidation of the cruise industry may occur. As a result of industry consolidation, a small number of cruise companies, all of whom currently are our customers, dominate the cruise industry. Revenues from passengers of each of the following cruise companies accounted for more than ten percent of our revenues in 2001: Carnival (including Costa, Holland America, Seabourn, Windstar and Cunard) - 26.7%; Royal Caribbean (including Celebrity) - 25.5% and P&O Princess (including Princess and P&O European Ferries) - 11.0%. Each of Royal Caribbean and Carnival is also seeking to acquire Princess/P&L. These companies also accounted for 74 of the 104 ships served by us as of March 1, 2002. If we cease to serve one of these cruise companies, or a substantial number of ships operated by a cruise company, it could materially adversely affect our business, results of operations and financial condition.

WE ARE REQUIRED TO MAKE MINIMUM PAYMENTS UNDER OUR AGREEMENTS AND FACE INCREASING PAYMENTS TO CRUISE LINES AND RESORT OPERATORS

         Steiner Leisure is obligated to make minimum payments to certain cruise lines and resort operators regardless of the amount of revenues we receive from customers. We may also be required to make such minimum annual payments under any future cruise line or land-based spa agreements we enter into with resort owners or others. Accordingly, we could be obligated to pay more than the amount collected from customers or might not receive revenues sufficient to cover our costs. As of December 31, 2001, these payments are required by cruise line agreements covering a total of 35 ships served by us and three additional ships not yet in service. As of December 31, 2001 Steiner Leisure will have guaranteed total minimum payments to cruise lines (excluding payments based on minimum passenger per diems applicable to certain ships served by us) of approximately:
$24.4 million in 2002, $27.2 million in 2003, $29.4 million in 2004 and $26.3 million in 2005. These amounts could increase under new, or renewed agreements.

          Some of the minimum annual payments are calculated based upon minimum passenger per diems for passengers actually embarked on each cruise of the respective vessel. These payments could significantly increase the minimum payments above.

         In general, Steiner Leisure has experienced increases in these payments, as a percentage of revenues, upon renewing, or entering into new agreements with cruise lines.

         As of December 31, 2001 Steiner Leisure will have guaranteed total minimum payments to resorts of approximately: $2.1 million in 2002, $2.1 million in 2003, $2.1 million in 2004, $2.0 million in 2005, $1.8 million in 2006 and $9.7 million thereafter. These amounts could increase under new, or renewed agreements.

WE DEPEND ON THE CONTINUED VIABILITY OF THE SHIPS AND RESORTS WE SERVE

         Our revenues from shipboard customers and customers at land-based resorts we serve can only be generated if the ships and resorts in question continue to operate. In addition to the cessation of operations in 2000 and 2001 of Premier, Commodore and Renaissance Cruise Lines, the Aladdin Resort and Casino, where we began operating a luxury spa in December 2001, filed for protection under the federal bankruptcy laws. Renaissance Cruises accounted for approximately 2.7% of our revenues in 2001. The Aladdin Resort continues to operate and we have taken legal steps to protect our interest as the proposed operator of the spa at that resort. We cannot assure you, however, as to the continued viability of the Aladdin Resort and Casino (including our ability to protect our substantial investment in our build-out there) or of any of the other cruise lines or resorts that we serve. To the extent that cruise lines or resorts that we serve, or could potentially serve in the future, cease to operate, our business, results of operations and financial condition could be materially, adversely affected.

DELAYS IN NEW SHIP INTRODUCTIONS COULD HARM US

          Our growth depends, in part, on our serving new cruise ships brought into service. A number of cruise lines we serve have experienced in the past, and continue to experience, delays in bringing new ships into service. Such delays, if they occur with respect to ships in any year, could have a material, adverse affect on our business, results of operations and financial condition.

WE DEPEND ON OUR KEY OFFICERS AND QUALIFIED SHIPBOARD EMPLOYEES

         Our continued success depends to a significant extent on our senior executive officers, including Clive E. Warshaw, Chairman of the Board, Leonard
I. Fluxman, President and Chief Executive Officer, and Glenn J. Fusfield, Chief Operating Officer. In addition, as a result of our limited experience with land-based spa operations, the success of our resort spas and day spas depends to a significant extent on the senior officers who run those operations. The loss of services of any of these persons or other key management personnel could have a material adverse effect on our business. Steiner Leisure has employment agreements with Mr. Warshaw, Mr. Fluxman and Mr. Fusfield and has taken out key person life insurance policies on Mr. Warshaw and Mr. Fluxman, but not yet for Mr. Fusfield. We also have employment agreements with the senior officers of our land-based spa operations. Our continued success is also dependent on our ability to recruit and retain personnel qualified to perform our shipboard and land-based facilities. Shipboard employees typically are employed pursuant to agreements with terms of eight months; land-based spa employees' agreements are for terms of one year. Other providers of shipboard spa services have been competing with us for shipboard personnel. We also compete with spas and other employers for land-based personnel. We cannot guarantee that we will be able to continue to attract a sufficient number of applicants possessing the requisite skills necessary for our business. If we are unable to attract a sufficient number of qualified applicants, our business, results of operations and financial condition could be materially, adversely affected.

WE DEPEND ON A SINGLE PRODUCT MANUFACTURER

         Almost all of the ingredients and other materials for our "Elemis(R)" and "La Therapi(R)" beauty products are produced by a single manufacturer, pursuant to an agreement that terminates in December 2003. If this manufacturer ceased producing these ingredients and other materials for our products, the transition to other manufacturers could result in significant production delays. Any significant delay or disruption in the supply of our products could have a material adverse effect on our product sales.

POSSIBLE ADVERSE CHANGES IN THE TAXATION OF STEINER LEISURE

BACKGROUND

         o Steiner Leisure is a Bahamas international business company ("IBC") that, directly or indirectly, owns:

         o Steiner Transocean Limited, our principal subsidiary and a Bahamas IBC that conducts our shipboard operations;

         o Steiner Management Services LLC, a Florida limited liability company that performs administrative services in connection with our operations in exchange for fees from Steiner Transocean and other subsidiaries ("Management Services");

         o Greenhouse Day Spa Group, Inc., a Florida corporation that operates our Greenhouse Day Spa operations;

         o Steiner Spa Limited, a Bahamas company that owns our majority interest in Mandara Spas LLC, a Delaware limited liability company that operates Mandara resort spas in the United States, the Pacific and the Caribbean;

         o Steiner Spa Asia Limited, a Bahamas company that owns our majority interest in Mandara Spa Asia Limited, a British Virgin Islands company that operates Mandara resort spas in Asia.

         o Steiner Day Spas, Inc., a California corporation that operates our C-Spa day spa operations;

         o Steiner Beauty Products, Inc., a Florida corporation that retails and distributes beauty and hair care products;

         o Steiner Spa Resorts (Nevada), Inc., a Florida corporation that operates our spa at the Aladdin Resort in Las Vegas, Nevada;

         o Steiner Spa Resorts (Connecticut), Inc., a Florida corporation involved in the build-out (and expected to be involved in the operations) of our spa at the Mohegan Resort in Uncasville, Connecticut;

         o Cosmetics Limited, a Bahamas company that owns the rights to, and distributes our "Elemis" and "La Therapie" products;

         o FCNH, Inc., a Florida corporation through which we operate our massage therapy Florida schools;

         o Mid-Atlantic Massage Therapy, Inc., a Florida corporation through which we operate our massage therapy schools in Maryland and Pennsylvania; and

         o Virginia Massage Therapy Inc., a Florida corporation through which we operate our massage therapy school in Virginia.

         Steiner Leisure also owns all, or almost all, of the shares of additional United States, Bahamas, United Kingdom and other subsidiaries through which we conduct our business.

         Steiner Leisure and its Bahamas IBC subsidiaries are not subject to Bahamas or other tax, except as set forth below. Steiner Leisure's United States subsidiaries are subject to U.S. income tax as a consolidated group at regular corporate rates up to 35%. Steiner Leisure believes that none of its other income will be effectively connected with our deemed conduct of business in the United States and, accordingly, that our remaining income will not be subject to United States federal income tax.

         Steiner Transocean is a Bahamas IBC and is not subject to Bahamas tax. As discussed above, a foreign corporation generally is subject to United States federal corporate income tax at a rate of up to 35% on its United States-source income and on certain of its foreign-source income that is effectively connected to a business it conducts in the United States. We believe that Steiner Transocean's income will be foreign-source income, none of which will be effectively connected to a business it conducts in the United States. This belief is based on the following factors:

         o all of Steiner Transocean's shipboard spa and salon services being performed outside the United States and its possessions and their respective territorial waters;

         o passage of title and transfer of ownership of all beauty products sold by Steiner Transocean taking place outside the United States; and

         o the activities performed on behalf of Steiner Transocean in the United States not being a material factor in generating income for Steiner Transocean.

THE RISKS TO US

However, a portion of Steiner Transocean's income could be subject to United States federal income tax:

         o to the extent the first two activities described above were considered by the United States Internal Revenue Service to occur in the United States, its possessions or territorial waters;

         o if regulation or legislation is enacted that changes the way the IRS views the taxability of our operations; or

         o if the activities performed on behalf of Steiner Transocean in the United States were considered to be a material factor in generating Steiner Transocean's income.

          In that event, Steiner Transocean would be subject to U.S. federal income tax at a rate of up to 35%. If Steiner Transocean is subject to United States federal income tax at a rate of up to 35% on its United States source income and on certain of its foreign-source income that is effectively connected to a business it conducts in the United States, it would also be subject to a branch tax of 30% imposed on its after-tax earnings subject to United States federal income tax that are withdrawn or considered to be withdrawn from its United States business.

         Management Services receives payments from Steiner Transocean in return for certain administrative services it provides to Steiner Transocean. The IRS may assert that transactions between Management Services and Steiner Transocean (and between our other direct and indirect subsidiaries) do not contain arms' length terms. In that event, income or deductions could be reallocated among the subsidiaries in a manner that could increase the taxable income of Steiner Management Services. This reallocation also could result in the imposition of interest and penalties. Management Services and Steiner Beauty also may be subject to additional U.S. state and local income, franchise and other taxes.

         Our United Kingdom subsidiaries provide goods and services to Steiner Transocean and Cosmetics Limited. The United Kingdom Inland Revenue authorities may assert that these transactions do not contain arms' length terms. In that event, income or deductions could be reallocated among the subsidiaries in a manner that could increase the U.K. tax on us. This reallocation also could result in the imposition of interest and penalties.

         In January 2001, the IRS proposed regulations that, if adopted, could possibly subject a portion of our shipboard income to U.S. federal income tax.

         In 2001, Steiner Leisure paid tax at an aggregate rate of 4.2% on its income. Our recent acquisitions of the Greenhouse, Mandara and C-Spa land-based spas, as well as our proposed operations at the Aladdin Resort and Casino and the Mohegan Sun Resort will, in total, significantly increase the amount of our non-shipboard income. This could result in a significant increase in the amount of our income that is subject to taxation. In addition, such amount of income subject to tax will increase to the extent we increase the size land-based income relative to our shipboard income. We cannot assure you that the tax laws that we have relied on to minimize our income taxes will remain unchanged in the future.

WE FACE COMPETITION ON SHIPS AND ON LAND

         We compete with passenger activity alternatives on cruise ships and with competing providers of services and products similar to ours seeking agreements with cruise lines. Gambling casinos, bars and a variety of shops are found on almost all of the ships served by us. In addition, ships dock in ports which provide opportunities for additional shopping as well as other activities that compete with us for passenger attention and dollars. Cruise ships also typically offer swimming pools and other recreational facilities and activities, as well as musical and other entertainment, all without additional charge to the passengers. A few cruise lines currently perform the shipboard services performed by us with their own personnel, and one or more additional cruise lines could elect to perform these services themselves. In addition, there are several other entities offering services in the cruise industry similar to these provided by us, including Harding Brothers and other providers.

         Many of the resorts we serve, as well as any resorts that we may serve in the future, offer recreational entertainment facilities and activities, often without additional charge to guests, similar to those offered on cruise ships. Our day spas compete with other day spa chains and individual day spas which have operations in the vicinities of our day spas, as well as with other beauty, relaxation or other therapeutic alternatives that compete for consumer dollars. These include, with respect to hair and manicure and pedicure services, large, well-known national chains and independently owned salons that offer these services at prices significantly lower than those charged by us. We believe, however, that the prices charged by us are appropriate for the quality of the experience we provide to our customers. In addition, Steiner Leisure is very new to the land-based spa industry and, although we have acquired land-based operations that we believe offer good name recognition and reputation our spas compete with spas and beauty salons owned or operated by companies that have been offering land-based spa services longer than we have and which may enjoy greater name recognition, with consumers and prospective consumers of land-based spas operated by us.

         The post-secondary education market is highly competitive. Our massage therapy schools compete with providers of similar instruction in the states in which they are located and elsewhere in the United States, including many providers with greater resources than ours. Our schools face competition from, among others, traditional public and private two-year and four-year colleges and universities and other proprietary schools, including those that offer distance learning programs. Some public institutions are able to charge lower tuition than our schools, due in part to government subsidies, government and foundation grants, tax deductible contributions and other financial sources not available to proprietary schools such as ours.

         Our land-based product sales compete with a variety of other brands, including those of manufacturers with greater resources than ours, and those with greater name recognition than our products, including large entities with greater resources than ours.

OUR LAND--BASED OPERATIONS FACE ADDITIONAL RISKS


WE HAVE LIMITED EXPERIENCE IN LAND-BASED OPERATIONS

In July 2001, we made a series of acquisitions which resulted in our being the operators of the Greenhouse, Mandara and C-Spa land-based spas. In 1999 and 2000, we acquired three massage therapy schools, with nine campuses located in Florida and several mid-Atlantic states. As a result of these acquisitions and other recent land-based activities, a growing portion of our business is now represented by land-based operations. In the future, we may decide to grow our business through other land-based acquisitions that we deem appropriate. Prior to the acquisitions described above, our business almost entirely consisted of providing spa services and products on cruise ships and we had only limited experience with respect to land-based operations. Accordingly, there is a risk that we will not be able to duplicate any success we have had with shipboard customers with land-based customers.

         In order to successfully conduct our land-based businesses, we will be required to effectively and efficiently integrate the businesses we have acquired. If we are unable to successfully integrate our new businessesland-based spa operations, or any other land-based operations we may acquire in the future, then, among other things, we could determine to dispose of, or otherwise cease to operate one or more of the facilities constituting those land-based operations. In that event, our business and financial results could be materially, adversely affected.




         The success of our land-based business also depends on our ability to hire and retain the services of qualified personnel . We cannot assure you that a sufficient number of highly qualified personnel will be available to us.



         Our earnings for the second quarter of 2002 were adversely affected by the costs of our day spa operations and our earnings for the balance of 2002 are expected to be similarly adversely affected by those costs. Subsequent to 2002, our earnings also could be adversely affected by our day spa operations.



RISKS OF NON-U.S. OPERATIONS

         A total of 25 of our non-United States resort spa operations are located in Indonesia, Thailand and Malaysia, countries that have experienced in the past, and may experience in the future, political and/or economic unrest. In addition, countries where we currently, or may in the future operate spas may experience adverse developments in the political and economic environment, varying governmental regulations and foreign currency fluctuations and potential adverse tax consequences. Such adverse developments, among other things, could prevent us from adequately supervising these operations and could materially, adversely affect the financial performance of these operations. Any of these factors could have a material adverse affect on our business, results of operations and financial condition.


OUR RESORT SPAS DEPEND ON THE RESORT HOTEL INDUSTRY

          We operate luxury spas at 50 resorts located in 11 countries. Similar to our dependence on the cruise industry with respect to our shipboard services and products, we are dependent on the resort hotel industry for the success of our resort spas. The hotel resort industry is subject to risks that are, in many ways, similar to that of the cruise industry and include the following risks:

         o changes in the national, regional and local economic climate (including major national or international events such as the terrorist attacks of September 11, 2001), local conditions, including an oversupply of hotel properties or a reduction in demand for hotel rooms;

         o the attractiveness of the hotels to consumers and competition from comparable hotels;

         o the philosophy and performance of the employees at the resorts we serve;

         o  changes in room rates at the resorts we serve; and

         o the maintenance of the resorts we serve and changes in popular travel patterns.

          To the extent that there are adverse changes in the foregoing conditions, this could adversely affect the financial performance of our resort spa operations.

RISKS RELATING TO OUR SCHOOLS

         In August 1999, we acquired a post-secondary school (comprised of four campuses) in Florida offering degree and non-degree programs in massage therapy, skin care and related areas. In April 2000, we acquired a total of two massage therapy schools (comprised of five campuses) in Maryland, Virginia and Pennsylvania. We had no prior experience in operations of this type and we cannot assure you that these businesses will perform as we anticipate. If we are unable to successfully operate these schools, or any other non-spa-related operations that we may acquire in the future, our business, results of operations and financial condition could be materially, adversely affected.

         As of March 31, 2001, Neal Heller, President of our subsidiary that operates our massage therapy schools, and Elizabeth Heller, a former Vice President of another schools' subsidiary, decided to pursue other interests and were no longer employed by us. While we have new management in place at our schools, we cannot assure you that the loss of these two officers will not adversely affect our massage therapy schools' operations or financial condition.

RISKS RELATING TO BUILD-OUT OF LAND-BASED SPAS

         In connection with our agreements relating to our spas at the Atlantis Resort and Casino, the Ocean Club, the Aladdin Resort and Casino and the Hilton Hawaiian Village Resort, as well as our proposed spa at the Mohegan Sun Resort, which we expect to operate commencing in May 2002, we have been required to build-out the spa facilities we are to operate at our own expense. We anticipate that in connection with any other new land-based resort spas that we may seek to operate in the future, we may decide to build-out the spa's facilities at our own expense. To date, the cost to build-out these large facilities has ranged from $3.0 million to $14.0 million. Any land-based spas we operate in the future could require build-out expenditures of that amount or more. Such build-outs involve risks to us, including as follows:

         o The commencement of the build-outs generally cannot begin until the venue owner has completed its own construction site around the premises of the proposed spa. We have no control over that process and that process, as well as weather-related postponements and other factors affecting construction projects generally, could delay our spa's opening date, a date upon which our financial model for the spa may be tied.

         o If the resort owner files for bankruptcy or otherwise has financial problems prior to opening of the spa, the spa may never commence operations and funds, possibly substantial funds, that we may have expended on the build-out to that point may be lost if we lose our rights to build out and/or operate that spa as a result of a bankruptcy or similar proceeding.

GOVERNMENT REGULATION COULD ADVERSELY EFFECT US

PRODUCTS

         Steiner Leisure's advertising and product labeling practices in the United States are subject to regulation by the Federal Trade Commission and the Food and Drug Administration, as well as various other federal, state and local regulatory authorities. The contents of our products that are sold in the United States are subject to regulation in the United States. We are subject to similar regulation under the laws of the United Kingdom and certain European Union laws. Federal, state and local regulations in the United States and non-United States jurisdictions, including increasing regulation by the European Union, designed to protect consumers or the environment could materially adversely affect, or increase the cost of advertising, manufacturing and packaging our products.

LAND-BASED SPAS

         Steiner Leisure's land-based spa operations are subject to applicable regulations in the locations where such operations are conducted. These regulations could adversely effect our ability to sell, or could increase the cost of our services and products. Among other things, local immigration laws could impede our ability to obtain work permits needed for Steiner Leisure-trained employees at our land-based facilities.

SCHOOLS

         Our massage therapy schools are subject to extensive regulation by governmental agencies. In particular, these operations are subject to the requirements of the Higher Education Act ("HEA") and the regulations promulgated thereunder by the Department of Education ("DOE"). Our schools must satisfy certain criteria in order to participate in various financial assistance programs under Title IV of the HEA. Any regulatory violation could be the basis for the initiation of a suspension, limitation or termination of the eligibility of Steiner Leisure or any of its schools to participate in such programs.

         Under the applicable regulations, there are three financial ratios for an institution, each of which will be scored separately and which will then be combined to determine the institution's financial responsibility. If an institution's composite score is below the minimum requirement for unconditional approval but above a designated threshold level, such institution may take advantage of an alternative that allows it to continue to participate in the Title IV Programs for up to three years under additional monitoring procedures. If an institution's composite score falls below this threshold level or is between the minimum for unconditional approval and the threshold for more than three consecutive years, the institution will be required to post a letter of credit in favor of the DOE.

         All of the schools are eligible to receive federal funding, including loan funds. In order to operate and award degrees, diplomas and certificates and to participate in the Title IV Programs, a campus must be licensed or authorized to offer its programs by the appropriate states' Department of Education. Additionally, each institution must be accredited by an agency recognized by the DOE.

         The financial aid and assistance programs, in which most of our schools' students participate, are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Administration of these programs is periodically reviewed by various regulatory agencies. The failure by our schools to comply with applicable federal, state or accrediting agency requirements could result in the limitation, suspension or termination of the ability to participate in Title IV Programs or the loss of the state licensure or accreditation. The loss of, or a significant reduction in, Title IV Program funds would have a material adverse effect on the Steiner Leisure's revenues and cash flows because the Schools' student enrollment would likely decline as a result of its students' inability to finance their education without the availability of Title IV Program funds.

PRODUCT LIABILITY AND OTHER POTENTIAL CLAIMS COULD ADVERSELY EFFECT US

         The nature and use of Steiner Leisure's products and services could give rise to product liability or other claims if a customer were injured while receiving one of our services or suffered adverse reactions following the use of our products. Adverse reactions could be caused by various factors beyond our control, including hypoallergenic sensitivity and the possibility of malicious tampering with our products. If any of these events occurred, we could incur substantial litigation expense, receive adverse publicity and suffer a loss of sales, and, therefore, our business, results of operations and financial condition could be materially, adversely affected.

OUR CREDIT FACILITY FINANCINGS COULD RESTRICT OUR ACTIVITIES

         In July 2001, we entered into a credit agreement with a syndicate of banks that provides for a term loan of $45 million and a revolving facility of up to $10 million. That agreement contains certain affirmative, negative and financial covenants, that could restrict us from taking actions which our management believes would be desirable and in the best interests of Steiner Leisure and its shareholders.

         Additionally, our ability to comply with these covenants can be affected by events beyond our control, and we may not be able to meet these covenants. A breach of any of these covenants could result in a default under the senior credit facility. Upon the occurrence of a such a breach the outstanding principal, together with all accrued interest under our senior credit facility will at the option of our senior lenders become immediately due and payable. If we were unable to repay amounts that become due under the senior credit facility, our lenders could proceed against the collateral granted to them to secure that indebtedness. Substantially all of our assets are pledged as security under the senior credit facility. If the indebtedness under the senior credit facility were to be accelerated, our assets may not be sufficient to repay in full the indebtedness.

WE ARE NOT A UNITED STATES COMPANY AND, AS A RESULT, THERE ARE SPECIAL RISKS

         Our corporate affairs are governed by our Memorandum of Association and Articles of Association, which are similar to the articles of incorporation and bylaws of a United States corporation, and the International Business Companies Act, 2000 of The Bahamas (the "IBC Act"). There are very few reported judicial cases under the IBC Act. Accordingly, the rights and remedies of our public shareholders in the face of actions by our management, directors or shareholders are less clearly established than would be the case with a company incorporated in the United Kingdom or a United States jurisdiction.

         Certain of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. It also may not be possible to enforce against them or Steiner Leisure judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws. In the opinion of Harry
B. Sands, Lobosky and Company, our Bahamas counsel:

         o it is unlikely that Bahamian courts would entertain original actions against Bahamas companies or their directors or officers based solely upon United States federal securities laws;

         o judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas; rather, a lawsuit must be brought in The Bahamas on any such judgment; and

         o in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in contention, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

WE WILL NEED TO SEEK ADDITIONAL FINANCING TO FUND OUR BUSINESS PLAN;

         Our business strategy contemplates substantial capital expenditures for the build-out of land-based spas which we have committed to build-out through 2002. We expect to fund all of these planned capital expenditures from cash flow from operations and from the revolving credit portion of our credit facility. We may draw up to $10.0 million under the revolving credit portion of our credit facility. At March 31, 2002, the outstanding principal balance of the revolving credit portion of our credit facility was $9.8 million and there was no remaining availability. Accordingly, in the event we exceed our currently anticipated cash capital expenditures or our cash flow is less than anticipated, we would need to seek additional equity or debt financing to fund our business plan. Additional financing, including a new senior credit facility, may not be available on commercially acceptable terms or at all.

WE FACE RISKS BY NOT OWNING 100% OF THE MANDARA COMPANIES

         We only own 60% of the company that owns and operates our Mandara Spas in Asia, and 80% of the Company that owns and operates our other Mandara Spas. The remaining equity interests of each of those companies is owned by Shiseido Co., Ltd., either directly or through a wholly-owned subsidiary. Shiseido is a Japanese company and a leading manufacturer of cosmetics and personal care products. To the extent funding is required for the operations or expansion of our Mandara Spas, under the applicable agreements, Steiner Leisure and Shiseido can fund those operations or expansion on a pro rata basis, based on their respective ownership interests in the Mandara companies. The need for such funding is determined by the respective boards of the Mandara companies. We currently control the boards of those entities based on our 60% and 80% ownership interest. To the extent we, or Shiseido, decline to contribute money to fund operations or expansion, then, the other party can contribute the needed funds and increase its ownership interest in that Mandara company, while the non-contributing party's ownership interest is reduced accordingly. To the extent Shiseido is unable or unwilling to contribute funds when deemed appropriate by the board of one of the Mandara companies, then, in order to provide all of the needed funds for operations or expansion, we would be required to contribute funds in excess of the amount that we would contribute based on our ownership percentage. We cannot assure you that we would be able to fund such additional amounts at any time or times when such amounts would be needed. On the other hand, to the extent we are unable or unwilling to contribute an amount needed for operations or expansion of a Mandara company to the full extent of our ownership interest in that company, Shiseido would be entitled to make that additional contribution and increase its ownership percentage of that Mandara company. To the extent that Shiseido's ownership interest goes above 50% as a result of any such contributions, we would then lose control of that Mandara company.

ANTI-TAKEOVER PROVISIONS LIMIT SHAREHOLDERS' ABILITY TO EFFECT A CHANGE IN MANAGEMENT OR CONTROL

         Our Articles of Association include certain provisions which may have the effect of delaying or preventing a future takeover or change in control of Steiner Leisure that shareholders may consider to be in their best interests. Among other things, our Articles provide for a classified Board of Directors serving staggered terms of three years, super majority voting requirements with respect to certain significant transactions and restrictions on certain transactions with holders of 15% or more of the voting shares of Steiner Leisure. We have an authorized class of 10,000,000 Preferred Shares that may be issued in one or more series by the Board of Directors without further action by the shareholders on such terms and with such rights, preferences and designations as the Board of Directors may determine. Furthermore, our Amended and Restated 1996 Share Option and Incentive Plan and certain of our employment agreements provide certain rights to plan participants and our officers in the event of a change in control of Steiner Leisure.

OUR STOCK PRICE HAS FLUCTUATED AND COULD FLUCTUATE SIGNIFICANTLY

         Since our common shares have commenced being publicly traded, the market price of our shares has fluctuated over a wide range and may continue to do so in the future. The market price of our common shares could be subject to significant fluctuations in response to various factors and events, including, among other things:

         o  the depth and liquidity of the trading market for our common shares;

         o  quarterly variations in our actual or anticipated operating results;

         o  changes in estimates of our earnings by analysts;

         o  market conditions in the travel, leisure and cruise industries;

         o  announcements or activities by our competitors; and

         o  general economic or market conditions.

         The stock market has from time to time experienced significant price and volume fluctuations, which may be unrelated to the operating performance of particular companies including as a result of significant national events such as the terrorist attacks of September 11, 2001 and their aftermath. Furthermore, our operating results and prospects form time to time may be below the expectations of public market analysts and investors. Any such event could result in a material decline in the price of our common shares.

OUR USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT AUDITOR MAY POSE RISKS TO US AND LIMIT YOUR ABILITY TO SEEK POTENTIAL RECOVERIES FROM THEM RELATED TO THEIR WORK.

         Our consolidated financial statements as of, and for, each of the three years in the period ended December 31, 2001 were audited by Arthur Andersen LLP. On June 15, 2002, Arthur Andersen was convicted on a federal obstruction of justice charge arising from the government's investigation of Enron Corporation. Arthur Andersen has stated publicly that it intends to appeal that conviction, but also that it intends to cease providing auditing services to public companies like Steiner Leisure as of August 31, 2002.

         SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen's consent to our inclusion of its audit report in those filings. However, due to Arthur Andersen no longer having a business presence in their office that provided service to us, we did not receive a timely consent from Arthur Andersen in connection with the registration statement of which this prospectus is a part. In addition, due to the foregoing and to the upcoming cessation of Arthur Andersen's auditing practice, it is likely that Arthur Andersen will be unable to provide us with consents for the use of its audit report in connection with our future Securities Act filings, or with assurance services with respect to those financial statements, such as advice customarily given to underwriters of our securities offerings and other similar market participants. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances, including with respect to this registration statement. Notwithstanding this relief, the inability of Arthur Andersen to provide its consent or to provide assurance services to us in the future could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on us. Also, the ability of purchasers of securities sold under certain of our registration statements to seek potential recoveries from Arthur Andersen related to any claims that they may assert as a result of the audit performed by Arthur Andersen will be limited significantly both as a result of the absence of a consent and the diminished amount of assets of Arthur Andersen that are, or may in the future, be available to satisfy claims. The registration statements in question are those, including the registration statement of which this prospectus is a part, that include or incorporate by reference financial statements of ours audited by Arthur Andersen, but as to which Arthur Andersen has not consented to such inclusion or incorporation by reference.

                                  OUR BUSINESS

GENERAL

         Steiner Leisure Limited (including its subsidiaries and predecessors, "Steiner Leisure," "we" "us" and "our" refer to as "Steiner Leisure") is a worldwide provider of spa services. At our facilities, we strive to create a relaxing and therapeutic environment where customers can receive facial and body treatments of the highest quality. Steiner Leisure also develops and markets premium quality beauty products which are sold at our facilities and third party retail outlets. Our cruise line and land-based resort customers include Carnival Cruise Line, Celebrity Cruises, Disney Cruises, Hilton, Holland America Line, Marriott, Norwegian Cruise Line, Park Place Entertainment, Princess Cruises, Royal Caribbean Cruise Line and Sun International. As of March 1, 2002, we served 104 cruise ships representing 23 cruise lines, and operated 50 resort spas and 19 day spas. Our maritime services are provided under agreements with cruise lines with terms which range in duration from one to six years. Our land-based services are provided under leases with resort operators and other lessors and have terms ranging from five to 15 years.

         Steiner Leisure provides its shipboard services in treatment and fitness facilities located on cruise ships. On newer ships, our services are provided in enhanced, large "spa" facilities. Many of these facilities are in large fitness and treatment areas, generally located in a single passenger activity area. As of March 1, 2002, 58 of the 104 ships that we served had large spa facilities. Ships with large spas provided us with average weekly revenues of $43,936 in 2000 and $44,177 in 2001, as compared to average weekly revenues of $11,775 in 2000 and $11,011 in 2001 for the other ships we served. Our services include massage, water-based treatments, aromatherapy treatments, seaweed wraps, saunas, steam rooms, aerobic exercise, yoga, hair styling, manicures, pedicures, and a variety of other specialized facial and body treatments. Our range of services is designed to capitalize on the growing consumer trend toward health awareness, personal care, and fitness.

         We also provide spa services similar to those we provide on cruise ships at resort hotels located in United States, the Caribbean, Asia, the Pacific and other locations and in day spas located in various locations in the United States and one in the United Kingdom. Our resort spas range in size from 2,000 square feet to 32,000 square feet. Our day spas range in size from 1,500 square feet to 6,800 square feet.

         We develop and sell a variety of high quality beauty products under our "Elemis(R)" and "La Therapie(R)" trademarks. The raw materials for these products are produced for us by a premier French manufacturer. We also sell products of third parties, including a variety of hair care products under the "Steiner(R)" name. We manufacture and private label a total of more than 185 different retail products. These products include beauty preparations, such as aromatherapy oils, cleansers and creams, other skin care preparations, hair care products, such as shampoos, moisturizers and lotions, and nail care products. Steiner Leisure sells its products on board the ships that we serve, at our land-based spas, through third party land-based retail and wholesale outlets, mail order and our web sites, including www.steinerleisure.com.

         During 2001, services accounted for approximately 66% of our revenues and products accounted for approximately 34% of our revenues.

         Steiner Leisure also owns and operates three post secondary schools (comprised of a total of nine campuses, including one to be discontinued in 2002) located in Florida, Virginia, Maryland and Pennsylvania. Offering degrees in massage, advanced therapy and skin care, these schools train and qualify spa professionals for health and beauty positions within the Steiner family of companies or other industry entities.

         Steiner Leisure was organized as an international business company under the laws of The Bahamas in October 1995 as the successor to Steiner Group Limited, now known as STGR Limited, a family-owned business founded in 1934 in the United Kingdom. Steiner Leisure commenced operations in November 1995 with the contribution to its capital of substantially all of the cruise-related assets of the maritime division of Steiner Group and the outstanding common stock of Coiffeur Transocean (Overseas), Inc., a subsidiary of Steiner Group acquired in June 1994.

PRINCIPAL CUSTOMERS

         Revenues from passengers of each of the following cruise companies accounted for more than ten percent of our revenues in 2001, respectively:
Carnival (including Costa, Holland America, Seabourn, Windstar and Cunard) 26.7%: Royal Caribbean (including Celebrity) 25.5%; and P&O Princess (including Princess and P&O European Ferries) 11%. Each of Royal Caribbean and Carnival currently are attempting to acquire P&O Princess. These companies also accounted for 74 of the 104 ships served by us as of March 1, 2002. If we cease to serve one of these cruise companies, or a substantial number of ships operated by a cruise company, it could materially adversely affect our business, results of operations and financial condition.

CRUISE INDUSTRY OVERVIEW

         The passenger cruise industry has experienced substantial growth over the past 35 years. The industry has evolved from a trans-ocean carrier service into a vacation alternative to land-based resorts and sightseeing destinations. The cruise market is comprised of luxury, premium and volume segments which appeal to a broad range of passenger tastes and budgets. Steiner Leisure serves ships in all of these segments. According to Cruise Lines International Association, a trade association ("CLIA"), passenger volume of cruises marketed primarily to North American consumers ("North American Cruises") grew from approximately 2.2 million in 1985 to approximately 6.9 million in 2001, representing a compound annual growth rate of approximately 7.4%. As of March 1, 2002, approximately 93 of the 104 ships we served offered North American Cruises.

         According to a study reported by CLIA in February 2000, passengers ranked as their top reason for preferring cruising to other vacation types that cruises "allow you to be pampered." Similarly, that study indicated that, in comparing cruise vacations to other vacations, customers of both ranked cruise vacations higher than other vacations in many categories. "Being pampered" achieved the greatest positive distinction. We believe our services offer a therapeutic and indulgent experience to passengers, and provide a memorable highlight of their cruise vacation. As a result, we believe our operations are an important part of the cruise ship experience.

         In recent years, cruise lines have been building larger ships with large spas dedicated to the types of health, beauty and fitness services we offer. Generally, these large spas offer enlarged fitness and treatment facilities, are located on higher profile decks and have enriched decor. With respect to certain ships, we participate in the design of these facilities and provide unique branding for certain cruise lines. As of March 1, 2002, 58 of the ships that we served offered large spa facilities. The cruise lines we serve are scheduled to introduce a total of 12 new ships through 2002. Steiner Leisure expects to perform services on all of these ships, 11 of which are currently covered by cruise line agreements. All 11 of these will have large spa facilities.

OVERVIEW OF OUR LAND-BASED SPA BUSINESS

         Until July 2001, our business consisted almost entirely of providing spa services and products to cruise line passengers. Prior to that time our limited land-based activities consisted almost entirely of sales of our products to land-based retail outlets and through mail order, and the operation of three massage therapy schools (consisting of a total of nine campuses) on the east coast of the United States. Our land-based activities have grown as follows:

         o In February 1999, we began to operate the spa at the Atlantis Resort and Casino in Paradise Island in the Bahamas (after ceasing to operate that spa in January 2001, commencing in July 2001, we once again are operating the spa as a result of our acquisition of Mandara Spa).

         o In October 2000, we entered into an agreement to build and operate a luxury spa facility, which opened in December 2001, at the Aladdin Resort and Casino in Las Vegas, Nevada.

         o In January 2001, we began operating our Elemis luxury day spa in Mayfair , London.

         o In July 2001, we entered into an agreement to build and operate a luxury spa facility at the Mohegan Sun Resort in Uncasville, Connecticut, which spa is expected to open in May 2002.

         o In July 2001, we purchased a 60% equity interest in the United States and Asia Mandara Spa companies. Mandara Spa operates luxury spas at resorts in more than 50 locations worldwide principally in Asia and the Pacific, the United States and the Caribbean. Mandara Spa also provides spa services for Silversea Cruises, Norwegian Cruise Line and Orient Lines.

         o In July 2001, we purchased the assets of the Greenhouse Day Spa business. As a result we acquired 11 luxury day spas under the "Greenhouse" name at various locations in the United States and own the "Greenhouse" mark. We licensed that mark pursuant to a royalty agreement to the owners of the Greenhouse destination spa in Arlington, Texas for use at that spa.

         o In July 2001, we purchased C.Spa, which operated six day spas in California.

         As a result of these recent acquisitions, a substantial portion of our business now consists of the operation of 50 luxury spas at resorts in throughout the world, and the operation of 19 day spas in a total of 9 states in the United States and one location in the United Kingdom.

BUSINESS STRATEGY

         Our business strategy is directed at maintaining and enhancing our position as the leading worldwide provider of spa services and products. To do so, we:

         RECRUIT AND TRAIN HIGH QUALITY PERSONNEL. Steiner Leisure provides services to our customers on a personal basis. We employ staff who are professional, attentive and able to continue our tradition of catering to the needs of individual customers. We recruit our shipboard staff primarily from the British Isles, Australia, South Africa and continental Europe. Our land-based staff are recruited from the regions where the facilities at which they would work are located. We require prospective employees to be technically skilled and to possess a willingness to provide outstanding personal service. We train candidates in our philosophy of customer care. Our training emphasizes the importance of an individualized and therapeutic experience for our customers. We believe that our success is largely attributable to our ability to staff our operations with highly trained personnel who provide outstanding personal service.

         UTILIZE EXPERIENCED AND EMPOWERED MANAGEMENT. Steiner Leisure's operations are supervised at the facility level by experienced managers who implement our philosophy of customer care. Our facility managers are selected based on performance as staff members or appropriate industry experience and receive specialized management training. Managers are granted substantial authority to make day-to-day decisions regarding operations, including those actions necessary to maximize revenues of the facility they manage. Our managers are responsible for efficient scheduling of personnel, inventory management, supervision of sales and marketing, maintenance of required discipline and communication with our senior management.

         DEVELOP AND DELIVER HIGH QUALITY SERVICES AND PRODUCTS. Steiner Leisure strives to create an engaging and therapeutic environment where customers can receive facial and body treatments and hair styling of the highest quality. We conduct our own research and respond to the needs and requests of our customers and have developed many of the techniques and products used by our personnel. We continually update the range of techniques, services and products we offer to satisfy changing health, beauty and fitness trends. Through our attentive and highly trained staff and our premium quality beauty and hair products, Steiner Leisure provides its customers with what we believe is a richly rewarding experience that is a memorable highlight of a vacation or a relaxing interlude from the normal routine.

         EFFECTIVELY MARKET OUR SERVICES AND PRODUCTS. Steiner Leisure uses a variety of marketing techniques to bring our services and products to the attention of customers. Our personnel individually inform our customers as to the services and products offered by us and also offer group promotions, seminars and demonstrations. We provide incentives to our employees to maximize sales of our services and products and train employees to cross-market services and products among our network of spas and other distribution channels. Steiner Leisure also promotes gift certificates and other pre-use purchases at certain of our locations.

         MAINTAIN CLOSE RELATIONSHIPS WITH THE CRUISE LINES AND RESORT OPERATORS. Steiner Leisure has developed strong relationships with the cruise lines as a result of the revenues we generate for them and the high level of customer satisfaction with our services. We are also attempting to develop strong relationships with the operators of the resorts where we operate our luxury spas. These relationships are important to our future growth and, in the cruise industry, we believe that they have positioned us to obtain renewals of almost all of our cruise line agreements that have expired since 1990.

         DEVELOP RECOGNIZABLE BRANDS. We believe we have developed positive brand name recognition with "Steiner(R)" for shipboard spas and with "Elemis(R)" and "La Therapie(R)" for high quality beauty products. We also believe that the land-based spas we recently acquired also have positive brand name recognition. We also have helped to develop and promote customized brands for the cruise lines we serve and we hope to continue to do so for the cruise lines as well as for operators of resorts at which provide our services. We believe that by creating these brands for cruise lines and resorts, we can strengthen our relationships with those entities.

GROWTH STRATEGY

         Steiner Leisure's strategy for continued growth includes the following principal elements:

         EXPAND WITH PRESENT CRUISE LINE AND RESORT CUSTOMERS. We believe that our success in providing high quality services and products and generating revenues for the cruise lines will enable us to grow as our cruise line customers introduce new ships with large spas. From November 1996 to March 1, 2002, we commenced serving 50 new cruise ships brought into service by our cruise line customers. As of March 1, 2002, the cruise lines served by us were scheduled to introduce 12 new ships into service through December 31, 2002. Steiner Leisure expects to perform services on 12 of these ships, 11 of which are currently covered by our cruise line agreements. We also believe that the success we hope to achieve at our resort spas could help our growth since it could encourage the operators of those resorts to have us provide services at any new resorts that they may open or acquire in the future.

         CAPITALIZE ON GROWTH IN SIZE AND QUALITY OF SHIPBOARD FACILITIES. An increasing number of cruise ships offer large spa facilities. Many of these facilities include hydrotherapy treatments and enlarged fitness and treatment areas. Newer facilities are located on higher profile decks, have enriched decor and offer all of our services and products in a single passenger activity area. These enhanced facilities foster the cross-marketing of services and products and enable us to serve a larger number of passengers. We often assist cruise lines with the planning and design of spa facilities on new ships. We believe that our participation in the design of facilities has resulted in improved quality of service and increased revenues to us and the cruise lines. Through 2002, we believe we will begin serving an additional 11 ships with large spa facilities.

         INCREASE PRODUCT SALES Sales of our products increased at a compound annual growth rate of 17.7% from 1997 through 2001. Steiner Leisure's products are sold primarily to our spa customers and through third party, land-based retail and wholesale channels. Our products are also offered through mail order and our web sites, including www.steinerleisure.com. We have increased our retail product sales through third-party, land-based channels through marketing campaigns aimed at mail order customers, enhanced training of our employees with respect to new products and through sales through the QVC television channel. We believe that there is a significant opportunity to increase our product retail sales from the growth in our customer base resulting from our land-based spa acquisitions as well as the increased recognition we've gained from those acquisitions.

         SEEK ADDITIONAL LAND-BASED OPPORTUNITIES. A number of the resorts we currently serve are well known and highly regarded. We believe that we can use our successful affiliation with those resorts, as well as our reputation in the cruise industry, to encourage other land-based resort operators to consider having us operate their spas.

         CONSIDER STRATEGIC ACQUISITIONS. Steiner Leisure will consider strategic acquisitions of land-based or maritime-based businesses which are compatible with our operations.

CRUISE LINES WE SERVE

         As of March 1, 2002, Steiner Leisure provided its services and products to 23 cruise lines representing a total of 104 ships, including almost all of the major cruise lines offering North American Cruise.

         The numbers of ships served as of March 1, 2002 under cruise line agreements with the respective cruise lines are listed below:

                                      NUMBER OF                                                       NUMBER OF
CRUISE LINE                         SHIPS SERVED              CRUISE LINE                            SHIPS SERVED
-----------                        --------------             -----------                            ------------
Carnival (l)                            16                    Orient (4)                                   2
Celebrity (2)                            8                    Passat                                       1
Costa (l)                                7                    P&O European Ferries (5)                     1
Crystal                                  2                    Princess (5)                                11
Cunard (l) (3)                           2                    Radisson Diamond Seven Seas                  2
Disney                                   2                    Royal Caribbean (2)(5)                      15
Fred Olsen                               2                    Saga                                         1
Holland America (l)                     10                    Seabourn (3)                                 4
Louis                                    1                    Seadream (6)                                 2
MTC                                      1                    Silver Seas                                  4
Norwegian (4)                            8                    Unicom                                       1
                                                              Windstar (1)                                 1
                                                                                                        ----
                                                              Total                                      104


---------------------

(1) Carnival Corporation, the parent company of Carnival Cruise Lines, also owns Costa, Holland America, and Windstar and a majority interest in Cunard. Each of Royal Caribbean and Carnival currently is attempting to acquire P&O Princess.

(2)   Celebrity is owned by Royal Caribbean.

(3)   Cunard owns Seabourn.

(4)   Norwegian and Orient are owned by Star Cruises.

(5) P&O European Ferries and Princess are subsidiaries of P&O Princess Cruises. Each of Royal Caribbean and Carnival and currently are attempting to acquire P&O Princess Cruises.

(6)   We are currently negotiating this agreement.

         The cruise lines served by us are scheduled to introduce 12 new ships into service through 2002. Steiner Leisure expects to perform services on all of these ships, 11 of which are currently covered by cruise line agreements. Eleven of these ships will have large spa facilities. The cruise lines for which these ships are scheduled to enter service are as follows: Carnival (2 ships); Celebrity (1 ship); Costa (1 ship); Holland America (2 ships); Norwegian (1 ship); Passat (1 ship); Royal Caribbean (2 ships) and Princess (2 ships).

         Since November 1996, none of our cruise line agreements was terminated prior to its expiration date. Historically, almost all of our cruise line agreements that have expired have been renewed beyond their specified expiration dates. The total number of ships we serve is affected by cruise lines removing from service older ships as new ships are introduced.

OUR RESORT SPAS

         We provide luxury spa services at 50 resorts located in 11 countries. The luxury spa resorts we operate are located in the following countries:


          COUNTRY                           NUMBER OF RESORT SPAS
          -------                           ---------------------

          United States                                      4
          Indonesia                                         14
          Thailand (1)                                       7
          Maldives                                           7
          Guam                                               5
          Malaysia                                           4
          Saipan                                             3
          Fiji                                               1
          Bahamas                                            2
          Aruba                                              1
          Tahiti                                             2
                                                          ----
          Total                                             50

------------------
(1) Operated through a joint venture in which we own a 49% interest.

         The luxury resort spas we operate range in size from 2,000 square feet to 32,000 square feet.

OUR DAY SPAS

         We operate 19 luxury day spas in the following cities: Beverly Hills, California; New York City; Greenwich, Connecticut; Newport Beach, California; Dallas, Texas; Houston, Texas; Troy, Michigan; Manhasset, New York; Orlando, Florida; Birmingham, Alabama; Denver, Colorado; San Diego, California; Encinitas, California; La Jolla, California; Irvine, California; Poway, California; Menlo Park, California, Newtown, Pennsylvania and London, England.

         The luxury day spas range in size from 1,500 square feet to 6,800 square feet.

         Our luxury day spas are located in fashionable shopping centers and other venues in the cities in which they are located.

OUR SERVICES

         Our goal is to provide our customers with a therapeutic and indulgent experience in an atmosphere of individualized attention. Steiner Leisure provides a broad range of high quality personal services. The treatment techniques we use include those developed by us in response to the needs and requests of our customers. Our pricing is based on the nature of the services and the location of the facility where it is performed. Our services include the following:

         MASSAGE AND OTHER BODY TREATMENTS. We offer massages and a variety of other body treatments to women and men. Types of treatments include seaweed and other therapeutic wraps and aromatherapy treatments. On ships, the number of private treatment rooms available for these services ranges from one to fourteen, depending on the size of the ship. The number of our staff providing these services on a ship ranges from one to twenty-four. On several ships, Steiner Leisure provides certain specialty treatments including a body capsule that provides a multi-sensory, massage-like treatment in an individual, self-contained environment. At our land-based spas the number of treatment rooms varies from two to 36 and the number of our staff providing services varies from two to 40.

         BEAUTY AND HAIR. At all of our facilities we offer a broad variety of facial treatments including the Japanese silk booster facial and the anti-oxidant/glycolic facial. At all of our facilities we operate a hair styling salon which provides services to women, men and children and facilities for nail and beauty treatments. Steiner Leisure's facilities offer from one to twelve hair styling stations as well as stations for manicures and pedicures. We staff each facility with one to seven employees performing hair, nail and beauty services.

         SHIPBOARD SPAS. Since the late 1980s, cruise lines increasingly have provided enlarged spa facilities which, in general, allow all of our services to be offered in a single passenger activity area. As of March 1, 2002, large spas were found on 58 of the ships that we served. We expect to serve an additional 11 ships with large spa facilities that are anticipated to begin service later through the end of 2002. These spas provide enlarged fitness and treatment areas and on most ships include water-based treatments. These facilities are generally located on higher profile decks and have enriched decor. We believe that the location of our operations in a spa environment enhances enjoyment of our services by passengers, encourages increased passenger interest in our services and facilitates cross-marketing of our services and products. We believe that most of the ships currently under construction for our largest cruise line customers will include large spas. In 2001, our average weekly revenues on ships with large spas was 4.0 times our average weekly revenues on other ships.

         FITNESS FACILITIES. As of March 1, 2002, we operated fitness facilities on 85 of the ships we serve and three of our resort spas. Fitness facilities typically include weightlifting equipment, cardiovascular equipment (including treadmills, exercise bicycles and rowing and stair machines) and facilities for fitness classes. On ships, Steiner Leisure provides from one to three fitness instructors, depending on ship size. At our resorts spas we provide one or two instructors, depending on the size of the spa. These instructors are available to provide special services to our customers, such as personal nutritional and dietary advice, body composition analysis and personal training. Use of fitness facilities is generally available at no charge to cruise passengers, except for fees that are typically charged for special services, but generally require fees at our resort spas.

         SAUNAS AND STEAM ROOMS. We operate saunas and steam rooms at most of the facilities we serve. These facilities generally may be used by customers at no charge.

FACILITIES DESIGN

         In general, the shipboard facilities we operate have been designed by the cruise lines. However, several cruise lines have requested our assistance in the design of shipboard spas and other facilities. We have assisted, or are assisting in the design of facilities for more than 50 ships we have served. We also have designed some of the luxury spas at the resorts and day spas we operate. We believe that our participation in the design of these facilities has resulted in the construction of facilities permitting improved quality of service and increased revenues to us at these facilities. We believe that our involvement in the design of these facilities has enabled us to obtain additional agreements with the cruise lines and resort hotels. However, we cannot assure you that we will be able to obtain agreements for all of the facilities for which we provide design assistance.

HOURS OF OPERATION

         Our shipboard facilities generally are open each day during the course of a cruise from 8:00 a.m. to 8:00 p.m., except when a ship is in the territorial waters of a jurisdiction that would tax our sales or income from our spa activities. Our land-based spas have similar operating hours.

RECRUITING AND TRAINING

         Our continued success is dependent, in part, on our ability to attract qualified employees. Steiner Leisure's goal in recruiting and training new employees is to constantly have available a sufficient number of skilled personnel trained in our customer service philosophy. We hire and train personnel who perform our shipboard services and the services at our land-based spas. Steiner Leisure recruits prospective shipboard employees primarily from the British Isles, Australia, South Africa and continental Europe. Recruitment techniques for our shipboard employees include advertisements in trade and other publications, appearances at beauty, hair and fitness trade shows, meetings with students at trade schools and recommendations from our employees. All shipboard employment candidates are required to have received prior training in the services they are to perform for us and are tested with respect to their skills prior to being hired. Applicants to be Steiner Leisure employees must possess a willingness to provide outstanding personal service. Prospective employees for our land-based operations are recruited by customary employee recruitment means within the region of the facility in question.

         Each employment candidate must complete a rigorous training program at our facilities in London, England (principally, shipboard personnel) or San Diego, California (land-based personnel). We can train up to approximately 180 employees at a time in London and approximately 50 at a time in San Diego. The training course for shipboard service personnel is typically conducted over a period of two to eight weeks, and for land-based personnel, one to two weeks, depending on the services to be performed by the employee. The training course emphasizes our culture of personalized, attentive, customer care. All employees also receive supplemental training in their area of specialization, including instruction in treatments and techniques developed by us. Each employee is educated with respect to all of our services and products to enable them to cross-market our services and products. We also train candidates to manage our spas. This training covers, among other things, maximization of revenues, personnel supervision, customer service and administrative matters, including interaction with cruise line personnel.

         Students trained at our massage therapy schools may be employed by us at our land-based facilities, as well as on cruise ships we serve.

PRODUCTS

         Steiner Leisure sells high quality personal care products for men and women. We also offer our products through our land-based spas, the retail outlets of our massage therapy schools, and salons, retail stores and other third party land-based retail and wholesale outlets. We also sell products through mail order and our web sites including at www.steinerleisure.com. The beauty products offered include aromatherapy oils as well as cleansers, creams and other skin care products and cleansing accessories. Hair care products offered include shampoos, moisturizers and lotions. Most of the products sold by us are from our "Elemis(R)" and "La Therapie(R)" product lines. As of March 1, 2002, Steiner Leisure sold 140 "Elemis(R)" skin and hair care products made primarily from premium quality natural ingredients and 27 premium quality "La Therapie(R)" skin care products. Almost all of the raw materials for "Elemis(R)" and "La Therapie(R)" products are sourced from a premier French manufacturer. If this manufacturer ceased producing these ingredients and other materials for our products, the transition to other manufacturers could result in significant production delays. Production, packaging and distribution of our "Elemis(R)" and "La Therapie(R)" products are conducted at our facilities in Bridgewater, England.

         We train our prospective shipboard and land-based employees, as well as the students attending our massage therapy schools in the use of our Elemis products.

         We also sell the products of third parties, including 18 private label products manufactured by other companies and sold by us under the "Steiner(R)" brand name.

MARKETING AND PROMOTION

         We promote our services and products to cruise passengers and resort guests through on-site demonstrations and seminars, video presentations shown on in-cabin/in-room television, tours of our facilities and promotional discounts on lower volume days, such as when a ship is in a destination port. We also distribute illustrated brochures and order forms describing our services and products to passenger cabins and guest resort rooms at the resorts where we operate.

         We market our day spas primarily through public relations activities aimed at television and other media coverage and through local radio advertising. In addition, employees cross-market other services and products offered by us to their customers. As part of our marketing efforts we provide incentives to our employees to maximize sales of our services and products and instruct employees in cross-marketing among our network of spas and other distribution channels. We also offer gift certificates and other pre-use purchases. We also benefit from advertising by the cruise lines and resorts we serve, and, increasingly, cruise lines and resorts are featuring their spa facilities and our services as part of their advertising campaigns.

CRUISE LINE AGREEMENTS

         Our cruise line agreements give us the exclusive right to offer our services and the non-exclusive right to sell products on board ships. Services and products sold to passengers are billed to them by the cruise lines. The cruise lines retain a specified percentage of our gross receipts from such sales before remitting the remainder to us. Under the cruise line agreements, we are required to pay for the meals and accommodations of our employees. Most of the agreements cover all of the then-operating ships of a cruise line. New arrangements must often be negotiated between us and a cruise line as ships enter service. The agreements have specified terms ranging from one to six years, with an average remaining term per ship of approximately three years as of March 1, 2002. As of that date, cruise line agreements that expire within one year covered 12 of the 104 ships served by us. These 12 ships accounted for approximately 6.2% of our revenue in 2001.

         The cruise line agreements provide for termination by the cruise lines with limited or no advance notice under certain circumstances, including, among other things, the withdrawal of a vessel from the cruise trade, the sale or lease of a vessel or our failure to achieve specified passenger service standards. As of March 1, 2002, an agreement for two ships provide for termination for any reason by the cruise line on six months' notice, agreements for three ships provides for termination for any reason by the cruise line on 90 days' notice and we are operating on two ships without a written agreement.

LAND-BASED SPA LEASES

         We operate our land-based spas pursuant to lease arrangements with the owners of the properties involved. Our resort spas generally require rent based on the percentage of our revenues. In addition, as part of the percentage rental arrangements for some of our resort spas, we are required to pay a minimum annual rental amount whether or not such amount would be required to be paid under the percentage rent arrangement. In addition, in connection with our spas at the Atlantis Resort and Casino, the Ocean Club, the Aladdin Resort and Casino, the Hilton Hawaiian Village Resort as well as our proposed spa at the Mohegan Sun Resort, in order to obtain the leases for these premises, we agreed to build out the spa facilities there at our expense. The costs of these build-outs have ranged from $3.0 million to $14.0 million. We believe that in order to procure leases for the large spas at resorts in the future, we likely will be required to build out the spa facilities at those resorts at our expense. Those build-outs also likely will involve expenditures per facility comparable to, or in excess of the expenditures we have spent to date on the build-out of resort spa facilities.

         The terms of the leases for our resort spas range from two to 15 years.

         Most of our day spas are operated pursuant to fixed rental arrangements, although some of them require that we pay a rent based on a percentage of our revenues. Our day spa leases have terms that range from five to 15 years.

MINIMUM PAYMENT OBLIGATIONS

         Steiner Leisure is obligated to make minimum payments to certain cruise lines regardless of the amount of revenues we receive from customers. As of December 31, 2001, these payments are required by cruise line agreements covering a total of 35 ships served by us and three additional ships not yet in service. As of December 31, 2001, Steiner Leisure had guaranteed total minimum payments to cruise lines (excluding payments based on minimum passenger per diems applicable to certain ships served by us) of approximately: $24.4 million in 2002, $27.2 million in 2003, $29.4 million in 2004 and $26.3 million in 2005.
These amounts could increase under new, or renewed agreements.

         Certain of our resort spa agreements also require that we make minimum rental payments irrespective of the amount of our revenues. As of December 31, 2001, Steiner Leisure will have guaranteed total minimum payments to resorts of approximately: $2.1 million in 2002, $2.1 million in 2003, $2.1 million in 2004, $2.0 million in 2005, $1.8 million in 2006 and $9.7 million thereafter.

OTHER ACTIVITIES

         In August 1999, we acquired a post-secondary school (comprised of four campuses) in Florida offering degree and non-degree courses in massage therapy, skin care and related areas. In April 2000, we acquired two post-secondary massage therapy schools (five campuses, including one which is scheduled to close in 2002) located in Maryland, Pennsylvania and Virginia. We sell our Elemis product line at our Florida schools. As of March 1, 2002, there were 1,828 students attending our schools. We are eligible to participate in student financial assistance programs administered by the DOE and a majority of our students receive one or more forms of assistance under those programs. Accordingly, the success of our schools is dependent to a significant extent on our continued eligibility to participate in these programs.

         We believe the schools have the potential to provide us with the services of skilled and trained staff for our land-based and shipboard facilities and will assist us in creating new channels for distribution of our Elemis product range.

COMPETITION

         Steiner Leisure is the leading worldwide provider of spa services. However, both our shipboard and land-based services and products face competition.

         On cruise ships we compete with passenger activity alternates on cruise ships and with competing providers of services and products similar to ours seeking agreements with cruise lines. Gambling casinos, bars and a variety of shops are found on almost all of the ships served by us. In addition, the ships call on ports which provide opportunities for additional shopping as well as other activities that compete with us for passenger dollars. Cruise ships also typically offer swimming pools and other recreational facilities and activities, as well as musical and other entertainment, all without additional charge to the passengers. A few cruise lines currently perform the shipboard services performed by us with their own personnel and one or more additional cruise lines could elect to perform these services themselves. There currently are several other entities offering services to the cruise industry similar to those provided by us including Harding Brothers and other providers.

         Many of the resorts we serve, as well as any resorts that we may serve in the future, offer recreational entertainment facilities and activities, often without additional charge to guests, similar to those offered on cruise ships. A number of these resorts also offer casino gambling. Our day spas compete with other day spa chains and individual day spas which have operations in the vicinities of our day spas, as well as with other beauty, relaxation or other therapeutic alternatives that compete for consumer dollars. These include, with respect to hair and manicure and pedicure services, large, well-known national chains and independently owned salons that offer these services at prices significantly lower than those charged by us. We believe, however, that the prices charged by us are appropriate for the quality of the experience we provide to our customers. In addition, Steiner Leisure is very new to the land-based spa industry and, although we have acquired land-based operations that we believe offer good name recognition and reputation.

         The post-secondary education market is highly competitive. Our schools compete with providers of similar instruction in the states in which they are located and elsewhere in the United States, including many providers with greater resources than ours. Our schools face competition from, among others, traditional public and private two-year and four-year colleges and universities and other proprietary schools, including those that offer distance learning programs. Some public institutions are able to charge lower tuition than our Schools, due in part to government subsidies, government and foundation grants, tax deductible contributions and other financial sources not available to proprietary schools such as ours.

         Our land-based product sales compete with a variety of other brands, including those of manufacturers with greater resources than ours, and those with greater name recognition than our products.

TRADEMARKS

         Steiner Leisure holds or controls numerous trademarks, both United States and in several foreign countries. The most recognized trademarks are for "Steiner(R)," "Elemis(R)," "The Greenhouse(R)" and "Mandara Spa(R)." We believe that the use of these trademarks is important in establishing and maintaining our reputation for providing high quality spa services as well as cosmetic goods and we are committed to protecting these trademarks by all appropriate legal means. Registrations for the "Steiner," "Elemis," and "The Beautiful Skin

Centre" trademarks have been obtained in numerous countries throughout the world. Steiner Leisure continues to apply for other trademark registrations in countries in North America and Europe. While a number of the trademarks we use have been registered in the United States and other countries, the registrations of other trademarks that we use are pending. We believe that the trademarks that are material to our business that have not yet been registered are well established in their fields of services and products, thus limiting the risks of our losing the rights to use them.

REGULATION

         The cruise industry is subject to significant United States and international regulation relating to, among other things, financial responsibility, environmental matters and passenger safety. With respect to safety, enhanced passenger safety standards adopted as part of the Safety of Life at Sea Convention by the International Maritime Organization had been phased in and additional standards are required to be phased in by 2010 with respect to vessel structural requirements. These standards have caused the retirement of certain cruise ships and otherwise could adversely effect certain of the cruise lines, including those with which we have cruise line agreements. From time to time, various other regulatory and legislative changes have been or may in the future be proposed or enacted that could have an adverse effect on the cruise industry.

         Steiner Leisure's advertising and product labeling practices in the United States are subject to regulation by the Federal Trade Commission and the Food and Drug Administration, as well as various other federal, state and local regulatory authorities. The contents of our products that are sold in the United States are subject to regulation in the United States. We are subject to similar regulations under the laws of the United Kingdom and certain European Union laws. Federal, state and local regulations in the United States and non-United States jurisdictions, including increasing regulation by the European Union designed to protect consumers or the environment could adversely effect or increase the cost of advertising, marketing and packaging our products.

         Steiner Leisure's land-based spa operations are subject to applicable regulations in the locations where such operations are conducted. These regulations could adversely effect our ability to sell, or could increase the cost of our services and products. Among other things, local immigration laws could impede our ability to obtain work permits needed for Steiner Leisure-trained employees at our land-based facilities.

         The Schools are subject to extensive regulation by governmental agencies. In particular, these operations are subject to the requirements of the HEA and the regulations promulgated thereunder by the DOE. Our Schools must satisfy certain criteria in order to participate in various financial assistance programs under Title IV of the HEA. Any regulatory violation could be the basis for the initiation of a suspension, limitation or termination of the eligibility of Steiner Leisure or any of its schools to participate in such programs.

         Under the applicable regulations, there are three financial ratios for an institution, each of which will be scored separately and which will then be combined to determine the institution's financial responsibility. If an institution's composite score is below the minimum requirement for unconditional approval but above a designated threshold level, such institution may take advantage of an alternative that allows it to continue to participate in the Title IV Programs for up to three years under additional monitoring procedures. If an institution's composite score falls below this threshold level or is between the minimum for unconditional approval and the threshold for more than three consecutive years, the institution will be required to post a letter of credit in favor of the DOE.

         All of our schools are eligible to receive federal funding, including loan funds. In order to operate and award degrees, diplomas and certificates and to participate in the Title IV Programs, a campus must be licensed or authorized to offer its programs by the appropriate states' Department of Education. Additionally, each institution must be accredited by an agency recognized by the DOE.

         The financial aid and assistance programs, in which most of the School's students participate, are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Administration of these programs is periodically reviewed by various regulatory agencies. The failure by our Schools to comply with applicable federal, state or accrediting agency requirements could result in the limitation, suspension or termination of the ability to participate in Title IV Programs or the loss of the state licensure or accreditation. The loss of, or a significant reduction in, Title IV Program funds would have a material adverse effect on Steiner Leisure's revenues and cash flows because the Schools' student enrollment would likely decline as a result of its students' inability to finance their education without the availability of Title IV Program funds.

EMPLOYEES

         As of March 1, 2002, Steiner Leisure had a total of 3,313 employees. Of that number, 2,604 worked in spa operations, 53 were involved in the recruiting and training of spa personnel, 377 were involved in teaching at our massage therapy schools, 79 were involved in the bottling, distributing, warehousing and shipping of our beauty products and 200 represented management and sales personnel and support staff. Shipboard employees typically are employed under agreements with terms generally of eight months. Depending on the size of the vessel and the nature of the facilities on board, Steiner Leisure has up to two managers on board each ship we serve. Shipboard employees' compensation consists of salary plus a commission based on the volume of revenues generated by the employee. Employees at our land-based spas generally are employed without contracts, on an at-will basis. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are satisfactory.

PROPERTIES

         All of our land-based spas are leased. In the case of our day spas, our leases are with the owner of the shopping centers or other venues where they are located. In the case of our resort spas, our leases are with the operators of the resorts. In addition to our land-based spas, we maintain other facilities. Steiner Leisure's principal executive office is located in Nassau, The Bahamas, and the office of Steiner Management Services LLC (formerly, CT Maritime Services, L.C.), a Florida subsidiary of Steiner Leisure and our administrative headquarters, is located in Coral Gables, Florida. We also maintain warehouse and shipping facilities in Fort Lauderdale, Florida. Our Florida schools are located in Pompano Beach, Miami, Altamonte Springs and Sarasota. Our other U.S. Schools are located in Maryland (Baltimore), Pennsylvania (York) and Virginia (Charlottesville, Winchester and Blacksburg, the latter being scheduled to close in 2002). Our shipboard staff training facilities and the administrative offices of our Elemis Limited subsidiary are located in Harrow Weald, near London, England. We also maintain a product production, packaging, warehousing and distribution facility in Bridgewater, England. We administer our day spa operations from offices in San Diego, California, where we also maintain a training facility for land-based spa employees. We administer Mandara's operations from offices in Honolulu, Hawaii and also administer Mandara's Asia operations from offices in Bali, Indonesia. All of the above-described properties are leased, and Steiner Leisure believes that alternative sites are readily available on competitive terms in the event that any of our material leases are not renewed.


LEASE DISPUTE

         In September 2001, the landlord from whom we rent the space for our Greenhouse Day Spa in New York City informed us that it was terminating our lease for that property. In response, in October 2001, we filed a request for an injunction in the Supreme Court of New York, seeking to prevent that termination. The landlord's action was based on the landlord's claim that the assignment to us of the lease in connection with our acquisition of the Greenhouse Day Spas in July 2001 was improper. The action is currently pending and we continue to operate that spa on the premises in question. While we believe that we have valid defenses to the landlord's action, we cannot assure you that we will prevail in this action. If the court rules in favor of the landlord in this action, we could be required to vacate our New York Greenhouse Spa premises. Alternatively, we may be required, as a result of a settlement with the landlord or otherwise, to increase the amount of rent payable to the landlord. In either of these events our Greenhouse Day Spa operations could be materially, adversely affected.



EXECUTIVE OFFICERS

         The following table sets forth certain information concerning the executive officers of Steiner Leisure.

NAME                           AGE       POSITION
----                           ---       --------
Clive E. Warshaw                59       Chairman of the Board
Leonard I. Fluxman              43       President and Chief Executive Officer and a Director
Glenn J. Fusfield               39       Chief Operating Officer
Amanda Jane Francis             36       Senior Vice President - Operations of Steiner Transocean
Sean C. Harrington              35       Managing Director of Elemis Limited
Carl S. St. Philip, Jr.         35       Vice President and Chief Financial Officer
Bruce A. Jordan                 48       Senior Vice President and General Counsel
Celeste Dunn                    43       President and Chief Executive Officer of Steiner Day Spas, Inc.
Thomas Gottlieb                 49       President and CEO of Mandara Spa LLC

         Clive E. Warshaw has served as our Chairman of the Board since November 1995. From November 1995 to December 2001, Mr. Warshaw also served as our Chief Executive Officer. Mr. Warshaw joined Steiner Group in 1982. Mr. Warshaw resides in The Bahamas. Mr. Warshaw is the husband of Michele Steiner Warshaw.

         Leonard I. Fluxman has served as our President and Chief Executive Officer since January 2001, and as a director since November 1995. From January 1999 to December 2000, Mr. Fluxman served as our President and Chief Operating Officer. From November 1995 through December 1998, he served as Chief Operating Officer and Chief Financial Officer of Steiner Leisure. Mr. Fluxman joined us in June 1994, in connection with our acquisition of Coiffeur Transocean (Overseas), Inc. ("CTO"). Mr. Fluxman served as CTO's Vice President - Finance from January 1990 until June 1994, and as its Chief Operating Officer from June 1994 until November 1996.

         Glenn J. Fusfield was appointed Chief Operating Officer on January 1, 2001. Mr. Fusfield joined us in November 2000 as our Senior Vice President, Group Operations. Prior to joining us, Mr. Fusfield was with Carnival Cruise Lines for 12 years, serving as Director, Hotel Operations for Carnival from January 1995 until December 1998, and Vice President, Hotel Operations from January 1999 to October 2000.

         Amanda Jane Francis has served as Senior Vice President - Operations of Steiner Transocean Limited, our subsidiary that conducts our shipboard operations, since November 1995, and of Steiner Group from June 1994 until November 1995. From 1989 until June 1994, Ms. Francis was the Director of Training for Steiner Group. From 1982 until 1989, Ms. Francis held other land-based and shipboard positions with Steiner Group.

         Sean C. Harrington has served as Managing Director of our Elemis Limited subsidiary since January 1996. Mr. Harrington also oversees our United Kingdom operations and our Dubai and Elemis Beautiful Skin Centre operations. From July 1993 through December 1995, he served as Sales Director, and from May 1991 until July 1993, as United Kingdom Sales Manager of Elemis Limited.

         Carl S. St. Philip, Jr. has served as Vice President and Chief Financial Officer of Steiner Leisure since January 1999. From July 1997 through December 1998, he served as our Vice President - Finance. From January 1997 through December 1998, Mr. St. Philip served as Vice President - Finance of our Steiner Management Services LLC subsidiary. Mr. St. Philip joined us in June 1994 when we acquired CTO. Mr. St. Philip served as Assistant Controller of CTO from June 1991 until June 1993, and as CTO's Controller from June 1993 until December 1996, when CTO was liquidated. Mr. St. Philip, a certified public accountant, was employed by Laventhol and Horwath from 1989 to 1991.

         Bruce A. Jordan was appointed Senior Vice President and General Counsel of Steiner Leisure in November 2001. Prior to his joining us, from April 1997 until January 2001, Mr. Jordan was Vice President and General Counsel of Pediatrix Medical Group, Inc., a publicly-traded healthcare services company, though he remained through November 2001 as an in-house attorney transitioning his responsibilities. Concurrent with this period of transition, from April 2001 to November 2001, Mr. Jordan also served as in-house attorney/consultant with the Law Department of Sunbeam Corporation, a manufacturer of home appliances and other items. Beginning in September 1990, he was the Assistant General Counsel for Del Monte Fresh Produce Company. In January 1994, he was appointed as Executive Vice President and General Counsel for Del Monte, which position he held until April 1997. From early 1987 through September 1990, Mr. Jordan was employed as Assistant General Counsel with Carnival Cruise Lines.

         Celeste Dunn has served as President and Chief Executive Officer of our Steiner Day Spas, Inc. subsidiary. Since July 2001, when we acquired the C. Spa chain of day spas she founded. Ms. Dunn is responsible for our United States day spa operations. From May 1997 until July 2001, Ms. Dunn was founder and the President of the entity that operated the C. Spa chain. From December 1991 to January 1997, Ms. Dunn served as a Vice President in the Consumer Division of Compaq Computer Corporation.

         Thomas Gottlieb has served as President of our Mandara Spa LLC subsidiary since July 2001, when we acquired a majority interest in Mandara. Mr. Gottlieb is responsible for our Mandara Spa operations worldwide as well as our other United States resort spas. From January 1996 until July 2001, Mr. Gottlieb was the President and a founder and owner of Mandara. From June 1993 through December 1995, Mr. Gottlieb was a Principal with Sierra Pacific Investments, an investment fund, and from 1990 through May 1993 he was the Chief Investment Officer of InterPacific Group, an investment holding company.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares in this offering by the selling shareholders.

                              SELLING SHAREHOLDERS

         All of the 400,626 common shares offered hereby were issued in connection with our acquisition of a sixty percent (60%) interest in each of Mandara Spa LLC and Mandara Spa Asia Limited in July 2001, in a transaction exempt from the registration requirements of the Securities Act. Since March 1, 2002, we have been the owner of an 80% interest in Mandara Spa LLC. The shareholders named below and their transferees, pledges, donees or successors (collectively, the "selling shareholders") may from time to time offer and sell pursuant to this prospectus and or all of the common shares.

         The following table sets forth the name of each selling shareholder, the total number of our common shares beneficially owned by each of the selling shareholders on the date of this prospectus, and the total number of common shares that each selling shareholder may offer and sell pursuant to this prospectus. No selling shareholder owns, or will own after completion of this offering, more than 1% of our common shares.

                                                                              NUMBER OF SHARES
                                                    NUMBER OF SHARES          BEING OFFERED FOR
                                                   BENEFICIALLY OWNED              SELLING
                                                      PRIOR TO THE              SHAREHOLDERS'
SELLING SHAREHOLDERS                                  OFFERING (1)                 ACCOUNT
--------------------                               -------------------        -----------------
Red Sail Spas, L.L.C.                                    181,011                    181,011
SP Spas LLC (2)                                          119,790                    119,790
Sierra Pacific Investments LLC (2)                        62,261                     62,261
Pacific Century Capital Limited (3)                       29,319                     29,319
Jeffrey R.W. Matthews (4)                                  4,811                      4,811
Okie R. Lukita                                             1,717                      1,717
Franky Tjahyadikarta                                       1,717                      1,717

----------------
(1) As used herein, beneficial ownership means the sole power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security. Except as otherwise indicated, each selling shareholder has beneficial ownership with respect to his or her common shares.

(2) Thomas M. Gottlieb, President of Mandara Spa LLC, an 80% owned subsidiary of ours, together with his wife, Carol Kirsh, owns 100% of SP Spas LLC and Sierra Pacific Investments LLC. Mr. Gottlieb and Ms. Kirsh disclaim beneficial ownership of the Steiner common shares owned by SP Spas LLC and Sierra Pacific Investments LLC.

(3) Mark A. Edleson, President of Mandara Spa Asia Limited, a 60% owned subsidiary of ours, is the Chief Executive Officer of Pacific Century Capital Limited. Mr. Edleson disclaims beneficial ownership of the shares owned by Pacific Century Capital Limited.

(4)   Mr. Matthews is the Chief Operating Officer of Mandara Spa Asia Limited.

         Red Sail Spa, L.L.C. and SP Spas LLC collectively owned a 60% interest in Mandara Spa LLC, which interest was acquired by us in July 2001 for a purchase price of $23,520,000 in cash, $6,400,000 in our shares and $5,600,000 in subordinated notes. Red Sail Spas and SP Spas each received a portion of that consideration based on its relative ownership of the 60% interest in Mandara Spa acquired by us. This relative ownership is reflected in their ownership of our shares as set forth above.


         The other selling shareholders listed above collectively owned a 60% interest in Mandara Spa Asia Limited, which interest we also acquired by us in July 2001 for a purchase price of $5,880,000 in cash, $1,600,000 in our shares and $1,400,000 in subordinated notes. Each of these other shareholders received a portion of this consideration based on its relative ownership of the 60% interest in Mandara Spa Asia acquired by us. This relative ownership is reflected in their ownership of our shares as set forth above.

         The registration statement of which this prospectus forms a part is being filed by us, at our expense, pursuant to the requirements of the acquisition agreements for these transactions.

                              PLAN OF DISTRIBUTION

         The purpose of the prospectus is to permit the selling shareholders to offer for sale or to sell our common shares at such time and at such prices as they, in their sole discretion, choose. We will not receive any of the proceeds from these offerings or sales.

         The selling shareholders may sell or distribute some or all of our common shares offered by this prospectus from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on Nasdaq or other exchanges on which our common shares may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions or by any other legally available means. These transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. Brokers, dealers, underwriters or their agents participating in these transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, and, if they act as agent for the purchaser of the shares being sold, from the purchaser. The discounts, concessions or commissions given to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This prospectus also may be used by donees and pledgees of the selling shareholders, or by other persons acquiring shares offered by this prospectus and who wish to offer and sell these shares under circumstances requiring or making desirable its use. If required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth any material information with respect to the plan of distribution not previously disclosed.

         The selling shareholders and any underwriters, brokers, dealers or agents that participate in a distribution of the shares offered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We know of no existing arrangements between the selling shareholders and any underwriter, broker, dealer or other agent relating to the sale or distribution of the shares offered by this prospectus.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares offered by this prospectus may not simultaneously engage in market activities with respect to our common shares for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares offered by this prospectus. Any of those rules or regulations may affect the marketability of our common shares.

         We will pay substantially all of the expenses incident to the offering of the shares offered by the selling shareholders to the public pursuant to this prospectus, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws. The selling shareholders will pay any selling commissions and underwriting discounts of underwriters, brokers or dealers. The selling shareholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or they will be entitled to contribution in connection therewith. The selling shareholders may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of these shares against certain liabilities, including liabilities arising under the Securities Act.

         Although we have no obligation to permit the selling shareholders to offer shares under this prospectus in an underwritten offering, if any shares offered by the prospectus are sold in an underwritten offering, those shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any offering of this kind and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to that offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this prospectus, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in the supplement if any shares are purchased.

         If any shares offered by this prospectus are sold in an underwritten offering, the underwriters and selling group members, if any, may engage in passive market making transactions in our common shares on Nasdaq immediately prior to the commencement of the sale of shares in such offering, in accordance with Regulation M under the Exchange Act. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with the offering and purchases limited by these prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in our common shares during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this prospectus is a part and must be discontinued when that limit is reached. Passive market making may stabilize the market price of our common shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

         In order to comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states our common shares may not be sold unless they have been registered or qualified for sale in the state or an exemption form registration or qualification is available and we comply with the exemption.

         We have agreed to keep the registration statement of which this prospectus forms a part continuously effective for a period of two years from its effective date or a shorter period that will terminate upon the date on which all of the offered securities have been sold under the registration statement.

                                  LEGAL MATTERS

         The validity of the common shares offered hereby will be passed upon for the selling shareholders by Harry B. Sands, Lobosky & Company, Nassau, The Bahamas, Bahamas Counsel to Steiner Leisure. Certain legal matters in connection with this offering will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Miami, Florida.

                                     EXPERTS

         The financial statements of Mandara Spa LLC and Mandara Spa Asia Limited incorporated by reference in this registration statement have been audited by Ernst & Young LLP, independent public accountants, as indicated in the reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements of the Company and GH Day Spas, Inc. included in or incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen has not consented to the inclusion of their report with respect to their audits in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Anderson has not consented to the inclusion of their report in this prospectus the ability of purchasers of securities sold hereunder to seek potential recoveries from Arthur Andersen related to any claims that they may assert as a result of the audit performed by Arthur Andersen will be limited significantly as a result of the absence of the consent.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

                                      INDEX



DESCRIPTION                                                           PAGE
-----------                                                           ----

Introduction to Unaudited Pro Forma Combined Financial Statements      F-2

Unaudited Pro Forma Combined Statement of Operations for the
  year ended December 31, 2001                                         F-3

Notes to Unaudited Pro Forma Combined Financial Statements             F-4

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

        INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On July 3, 2001, Steiner Leisure Limited purchased a 60% equity interest in each of Mandara Spa LLC and Mandara Spa Asia Limited (collectively referred to as "Mandara Spa"). Mandara Spa operates spas in 50 locations worldwide, principally in Asia and the Pacific, the United States and the Caribbean. Mandara Spa also provides spa services for Silverseas Cruises, Norwegian Cruise Line and Orient Lines.

We paid $29.4 million in cash, $7.0 million in subordinated debt, $10.6 million in common shares and assumed $4.1 million of subordinated indebtedness as consideration for Mandara Spa. The seller parties have guaranteed certain income levels for Mandara Spa for an 18 month period. If the income levels are not achieved, then amounts owed on the subordinated debt are reduced on a pro rata basis.

On July 12, 2001, we purchased substantially all of the assets (the "Greenhouse Assets") of each of Birmingham Day Spa, LLC, 57th Street Day Spa, LLC, GH Day Spas, Inc. and GH Day Spa Second Street, LLC, and substantially all of the intellectual property owned by The Greenhouse Spa, Inc., which assets, collectively, constitute a chain of 11 luxury day spas located at various locations within the United States, including, among others, New York City, Beverly Hills, Greenwich, Connecticut and Troy, Michigan.

We paid $24.8 million in cash and $4.3 million in Steiner common shares for the Greenhouse Assets. In addition, $3.0 million worth of, and 200,000 options in, the Company's common shares can be earned by the sellers if certain EBITDA thresholds are obtained.

On July 31, 2001, we purchased the shares of DK Partners, Inc. d/b/a C. Spa, Inc. which operates six day spas located in California. We paid $5.5 million in cash and assumed $2.9 million of indebtedness. In addition, $3.0 million in cash can be earned by the sellers if certain income levels are obtained. The acquisition was not considered to be significant under Rule 3-05 of Regulation S-X and as a result the historical financial statements are not part of this registration statement.

The foregoing transactions were financed with working capital and a term loan and were accounted for under the provisions of SFAS No. 141 and No. 142. The Company borrowed $45 million under the term loan. The maturity date of the loan is July 2, 2004 with annual payments of $11.0 million, $16.0 million and $18.0 million. The loan bears interest at LIBOR plus a spread that is dependent upon the Company's financial performance (6.09% at December 31, 2001). If interest rates were to increase (decrease) by 1/8 % interest expense would increase (decrease) by approximately $51,000.

The following table sets forth certain unaudited pro forma combined financial information for Steiner Leisure after giving effect to the acquisitions of Mandara Spa, Greenhouse and C. Spa as if they had been consummated at the beginning of the period presented. Mandara Spa LLC had a fiscal year-end of January 31. The unaudited pro forma statement of operations for the 12 month period combines the 12 month periods ended December 31, 2001 of both Steiner Leisure and Mandara Spa, which results in one month of overlap between the periods. The table reflects the acquisitions being accounted for as a purchase. Our historical financial information included herein has been derived from its respective historical financial statements. The pro forma combined financial information has been prepared for comparative purposes only and does not purport to indicate what necessarily would have occurred had the entities merged at the beginning of the period presented, or what may be in the future.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                                                                                                     PRO FORMA AS
                                                                                                                       ADJUSTED
                     STEINER                                                                                            FOR THE
                     LEISURE                           MANDARA      GH DAY                          ACQUISITION        BUSINESSES
                     LIMITED         MANDARA LLC         ASIA       SPAS, INC.       C. SPA         ADJUSTMENT          ACQUIRED
                  -------------   ---------------  ------------  -------------     ------------  -----------------   --------------
REVENUES:
Services          $ 129,263,000   $  12,600,000   $   2,556,000  $   5,742,000      $1,678,000   $          --      $ 151,839,000
Products             65,092,000       1,277,000         222,000        932,000         218,000              --         67,741,000

Total revenues      194,355,000      13,877,000       2,778,000      6,674,000       1,896,000              --        219,580,000

COST OF SALES:
Cost of services    104,220,000      10,709,000       1,547,000      7,674,000         772,000              --        124,922,000
Cost of products     48,845,000       1,009,000         150,000      1,318,000         213,000              --         51,535,000

Total costs of
sales               153,065,000      11,718,000       1,697,000      8,992,000         985,000              --        176,457,000

Gross profit         41,290,000       2,159,000       1,081,000     (2,318,000)        911,000              --         43,123,000

OPERATING
EXPENSES:
Administrative       10,415,000       1,794,000         333,000        494,000       2,304,000         393,000 (a)     15,733,000
Salary and
payroll taxes        12,223,000       1,348,000         339,000      1,100,000          30,000              --         15,040,000
Goodwill
amortization            741,000              --              --             --              --              --            741,000

Total operating
expenses             23,379,000       3,142,000         672,000      1,594,000       2,334,000         393,000         31,514,000
Income from
operations           17,911,000        (983,000)        409,000     (3,912,000)     (1,423,000)       (393,000)        11,609,000

OTHER INCOME
(EXPENSE):
Interest income       1,188,000              --              --             --          13,000              --          1,201,000
Interest expense     (1,744,000)       (353,000)             --       (513,000)             --      (2,136,000)(b)     (4,081,000)
                                                                                                       536,000 (c)
                                                                                                       129,000 (d)
Other                    56,000              --          78,000             --              --              --            134,000
Total Other
Income
(expenses)             (500,000)       (353,000)         78,000       (513,000)         13,000      (1,471,000)        (2,746,000)

Income before
provision for
income taxes
and minority
interest             17,411,000      (1,336,000)        487,000     (4,425,000)     (1,410,000)     (1,864,000)         8,863,000

PROVISION FOR
INCOME TAXES            743,000              --         138,000             --              --              --            881,000

Income before
minority
interest             16,668,000      (1,336,000)        349,000     (4,425,000)     (1,410,000)     (1,864,000)         7,982,000

MINORITY
INTEREST                222,000              --              --             --              --         395,000 (e)        617,000

Net Income        $  16,890,000   $  (1,336,000)  $     349,000  $  (4,425,000)  $  (1,410,000)  $  (1,469,000)     $   8,599,000

Earnings per
Common Share:
Net Income        $  23,746,000   $  (1,518,000)  $     609,000  $  (4,999,000)  $  (1,875,000)  $  (3,636,000)     $  12,327,000
Basic             $        1.11                                                                        536,000 (c)  $        0.56
Diluted           $        1.06                                                                        129,000 (d)  $        0.54
Weighted
Average Shares:
Basic                15,229,000
Diluted              15,863,000
Other                        --             --           78,000             --              --              --             78,000


              The accompanying notes are an integral part of these
                         combined financial statements

                    STEINER LEISURE LIMITED AND SUBSIDIARIES
           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)   To record intangible asset amortization as follows:

                                                                                                      SINCE
                                          LIFE              VALUE              FULL YEAR            ACQUISITION
                                          ----              -----              ---------            -----------
Customer/List                                 7          $ 1,204,000            $ 170,000           $  93,000
Covenant not to compete                       5              250,000               50,000              27,000
Location/Leases                            7-10            1,440,000              187,000              98,000
Unpatented technologies                       7              650,000               93,000              52,000
Trade names, Licenses, Logos                 20            4,730,000              237,000             123,000
                                                         $ 8,274,000            $ 737,000           $ 393,000

(b)   To record interest expense and amortization of deferred financing fees.

(c) To reduce interest expense related to debt not assumed in connection with the acquisition and intercompany interest of Mandara Spa, after consideration of the above pro forma entries.

(d) To reduce amortization of deferred debt costs associated with debt repaid in connection with the acquisition.

(e) To record 40% minority interest of Mandara Spa, after consideration of the above pro forma entries.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

         The following is a list of estimated expenses to be incurred by Steiner Leisure on behalf of the selling shareholders in connection with the registration of the common shares registered hereunder:





Securities and Exchange Commission registration fee               --
Printing expenses                                              2,500
Legal fees and expenses                                       25,000
Accountants' fees and expenses                                15,000
Miscellaneous                                                  1,000
                                                              ------
Total                                                         43,500

-------------
(1)   Estimated except for SEC registration fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Association of Steiner Leisure (the "Articles") provide that the directors and officers of Steiner Leisure, as well as certain other individuals, shall be indemnified by Steiner Leisure to the fullest extent authorized by Bahamian law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Steiner Leisure or any subsidiary of Steiner Leisure.

         Section 57 of the International Business Companies Act, 2000 of The Bahamas provides:

         (1) Subject to subsection (2) and any limitations in its Memorandum or Articles or in any unanimous shareholder agreement, a company incorporated under this Act may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

                  (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the company; or

                  (b) is or was, at the request of the company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

         (2) Subsection (1) only applies to a person referred to in that subsection if the person acted honestly and in good faith with a view to the best interests of the company.

         The Articles also provide that expenses of directors and/or officers of Steiner Leisure incurred in defending civil or criminal proceedings be paid by Steiner Leisure in advance of final disposition of such proceedings upon such director or officer undertaking to reimburse any such expense which it is ultimately determined he or she is not entitled to be indemnified against by Steiner Leisure.

         The Articles also provide that the right of directors and officers to indemnification is not exclusive of any other right to which such directors or officers may be entitled under any law, agreement, vote of shareholders or directors or otherwise. The Articles contain a provision that eliminates the liability of directors and officers of Steiner Leisure and certain other persons in connection with the performance of their respective functions, provided that any such person has acted honestly and in good faith with a view to the best interests of Steiner Leisure and has exercised the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Steiner Leisure also maintains insurance on behalf of any person who is or was a director or officer of Steiner Leisure or is or was serving at the request of Steiner Leisure as a director or officer of another entity against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such.

ITEM 16. EXHIBITS


         (a) The exhibits listed in the following table have been filed as part of this registration statement.

EXHIBIT NO.   DESCRIPTION OF EXHIBITS
-----------   -----------------------

  5.1         Opinion of Harry B. Sands, Lobosky & Company*

  10.11(a)    Amendment to Product Agreement dated March 4, 2002 among Nicolas
              D. Steiner, Elemis Limited, Alban Muller International, Cosmetics Limited and Alban Muller.*

  10.21 Membership Interest Purchase Agreement, dated June 27, 2001, by and among Steiner Leisure Limited, Steiner Spa Limited, SP Spas LLC and Red Sail Spas, L.L.C.*

  10.22 Share Purchase Agreement, dated June 27, 2001, by and among Steiner Leisure Limited, Steiner Spa Asia Limited, Sierra Pacific Investments LLC, Pacific Century Capital Limited, Franky Tjahyadikarta, Okie R. Lukita and Jeffrey Matthews.*

  10.23 Asset Purchase Agreement, dated April 30, 2001, by and among Greenhouse Day Spa Group, Inc., Birmingham Day Spa, LLC , 57th Street Day Spa, LLC, GH Day Spas, Inc., GH Day Spa Second Street, LLC, TGH, LLC, The Greenhouse Spa, Inc., The Stuart Michael Katzoff Trust u/d/t dated October 9, 1990, Gerald Katzoff, Lydia Katzoff and Stuart Katzoff.*

  10.24 Amendment No. 1, dated June 1, 2001, to the Asset Purchase Agreement, dated April 30, 2001, by and among Greenhouse Day Spa Group, Inc., Birmingham Day Spa, LLC, 57th Street Day Spa, LLC, GH Day Spas, Inc., GH Day Spa Second Street, LLC, TGH, LLC, The Greenhouse Spa, Inc., The Stuart Michael Katzoff Trust u/d/t dated October 9, 1990, Gerald Katzoff, Lydia Katzoff and Stuart Katzoff.*

  10.25 Credit Agreement, dated July 2, 2001, by and among Steiner Leisure Limited, the Institutions from time to time parties thereto as Lenders, ABN Amro Bank N.V., Suntrust Bank and BankUnited, FSB.*

  10.26 First Amendment, Waiver and Consent to Credit Agreement, dated March 8, 2002, by and among Steiner Leisure Limited, the International Bank of Miami, N.A., HSBC Bank USA, ABN Amro Bank N.V., Suntrust Bank and BankUnited, FSB.*

  23.3        Consent of Ernst & Young, Independent Auditors of Mandara Spa LLC

  23.4        Consent of Ernst & Young, Independent Auditors of Mandara Spa Asia
              Limited

  23.5        Consent of Harry B. Sands, Lobosky & Company, included in Exhibit
              5.1*

  24.1 Powers of attorney executed by certain officers and directors of the Registrant (included on signature page)*

--------------
*  Previously filed


ITEM 17. UNDERTAKINGS

        1.       The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) To reflect in the prospectus any facts or events arisingafter the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Coral Gables, Florida, on July 9, 2002.

                               -------------------------------------------
                               STEINER LEISURE LIMITED


                               By: /s/ LEONARD I. FLUXMAN
                                  ----------------------------------------
                                    Leonard I. Fluxman
                                    President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                         TITLE(S) AND CAPACITIES                      DATE
---------                                         -----------------------                      ----
/s/ CLIVE E. WARSHAW                              Chairman of the Board                        July 9, 2002
---------------------------------------
Clive E. Warshaw
                                                                                               July 9, 2002
/s/ LEONARD I. FLUXMAN                            President, Chief Executive Officer and
---------------------------------------           Director (Principal Executive Officer)
Leonard I. Fluxman

/s/ GLENN J. FUSFIELD                             Senior Vice President and Chief              July 9, 2002
---------------------------------------           Operating Officer
Glenn J. Fusfield

/s/ CARL  ST. PHILIP, JR.                         Vice President and Chief Financial           July 9, 2002
---------------------------------------           Officer and Authorized Representative
Carl St. Philip, Jr.                              in the United States (Principal
                                                  Financial and Accounting Officer)

/s/ MICHELE STEINER WARSHAW                       Director                                     July 9, 2002
---------------------------------------
Michele Steiner Warshaw

/s/ CHARLES D. FINKELSTEIN                        Director                                     July 9, 2002
---------------------------------------
Charles D. Finkelstein

/s/ JONATHAN D. MARINER                           Director                                     July 9, 2002
---------------------------------------
Jonathan D. Mariner

/s/ STEVEN J. PRESTON                             Director                                     July 9, 2002
---------------------------------------
Steven J. Preston


                                INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION OF EXHIBITS
-----------    -----------------------

  5.1          Opinion of Harry B. Sands, Lobosky & Company*

  10.11(a)     Amendment to Product Agreement dated March 4, 2002 among Nicolas
               D. Steiner, Elemis Limited, Alban Muller International, Cosmetics Limited and Alban Muller.*

  10.21 Membership Interest Purchase Agreement, dated June 27, 2001, by and among Steiner Leisure Limited, Steiner Spa Limited, SP Spas LLC and Red Sail Spas, L.L.C.*

  10.22 Share Purchase Agreement, dated June 27, 2001, by and among Steiner Leisure Limited, Steiner Spa Asia Limited, Sierra Pacific Investments LLC, Pacific Century Capital Limited, Franky Tjahyadikarta, Okie R. Lukita and Jeffrey Matthews.*

  10.23 Asset Purchase Agreement, dated April 30, 2001, by and among Greenhouse Day Spa Group, Inc., Birmingham Day Spa, LLC , 57th Street Day Spa, LLC, GH Day Spas, Inc., GH Day Spa Second Street, LLC, TGH, LLC, The Greenhouse Spa, Inc., The Stuart Michael Katzoff Trust u/d/t dated October 9, 1990, Gerald Katzoff, Lydia Katzoff and Stuart Katzoff.*

  10.24 Amendment No. 1, dated June 1, 2001, to the Asset Purchase Agreement, dated April 30, 2001, by and among Greenhouse Day Spa Group, Inc., Birmingham Day Spa, LLC, 57th Street Day Spa, LLC, GH Day Spas, Inc., GH Day Spa Second Street, LLC, TGH, LLC, The Greenhouse Spa, Inc., The Stuart Michael Katzoff Trust u/d/t dated October 9, 1990, Gerald Katzoff, Lydia Katzoff and Stuart Katzoff.*

  10.25 Credit Agreement, dated July 2, 2001, by and among Steiner Leisure Limited, the Institutions from time to time parties thereto as Lenders, ABN Amro Bank N.V., Suntrust Bank and BankUnited, FSB.*

  10.26 First Amendment, Waiver and Consent to Credit Agreement, dated March 8, 2002, by and among Steiner Leisure Limited, the International Bank of Miami, N.A., HSBC Bank USA, ABN Amro Bank N.V., Suntrust Bank and BankUnited, FSB.*

  23.3         Consent of Ernst & Young, Independent Auditors of Mandara Spa LLC

  23.4         Consent of Ernst & Young, Independent Auditors of Mandara Spa
               Asia Limited

  23.5         Consent of Harry B. Sands, Lobosky & Company, included in Exhibit
               5.1*

  24.1 Powers of attorney executed by certain officers and directors of the Registrant (included on signature page)*

--------------

* Previously filed